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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           ----------------------

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                            TIDE WEST OIL COMPANY
                              (Name of Issuer)



                    SHARES OF COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)



                                  886355-40-3
                                 (CUSIP Number)



                                JAMES M. PICCONE
                                GENERAL COUNSEL
                               HS RESOURCES, INC.
                           1999 BROADWAY, SUITE 3600
                               DENVER, CO  80202
                           TELEPHONE: (303) 296-3600

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                           ----------------------


                               FEBRUARY 25, 1996
            (Date of Event Which Requires Filing of this Statement)



IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT. [x]


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
CUSIP NO. 886355-40-3



                                      13D


          (1)           NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        HS Resources, Inc.

          (2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (See Instructions)
                                                                                                                 (a) [ ]
                                                                                                                 (b) [X]

          (3)           SEC USE ONLY
          (4)           SOURCES OF FUNDS (See Instructions)

                            OO*

          (5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                        REQUIRED PURSUANT TO ITEMS (2)(D) OR 2(E)                                                    [ ]

          (6)           CITIZENSHIP OR PLACE OF ORGANIZATION

                            State of Delaware

 Number of Shares            (7)            Sole Voting Power                     None
 Beneficially Owned
 by Each Reporting           (8)            Shared Voting Power                   4,894,000
 Person With
                             (9)            Sole Dispositive Power                None

                            (10)            Shared Dispositive Power              None

         (11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                            4,894,000*

         (12)           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                        EXCLUDES CERTAIN SHARES (See Instructions)                                                   [ ]

         (13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                            50.0%

         (14)           TYPE OF REPORTING PERSON (See Instructions)

                            CO

          (1)           NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        HSR Acquisition, Inc.

          (2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (See Instructions)
                                                                                                                 (a) [ ]
                                                                                                                 (b) [X]

          (3)           SEC USE ONLY
          (4)           SOURCES OF FUNDS (See Instructions)

                            OO*

          (5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                        REQUIRED PURSUANT TO ITEMS (2)(D) OR 2(E)                                                    [ ]

          (6)           CITIZENSHIP OR PLACE OF ORGANIZATION

                            State of Delaware
 Number of Shares            (7)            Sole Voting Power             None
 Beneficially Owned
 by each Reporting           (8)            Shared Voting Power           4,894,000
 Person with
                             (9)            Sole Dispositive Power        None

                            (10)            Shared Dispositive Power      None

         (11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                            4,894,000*

         (12)           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                        EXCLUDES CERTAIN SHARES (See Instructions)                                                   [ ]

         (13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                            50.0%
         (14)           TYPE OF REPORTING PERSON (See Instructions)

                            CO

* As of February 25, 1996, HS Resources, Inc. ("Parent") and HSR Acquisition, Inc., a wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement to Vote and Proxy (the "Voting Agreements") with each of Natural Gas Partners, L.P. ("NGP") and Philip B. Smith (together, the "Stockholders"), pursuant to which the Stockholders agreed to vote, and granted proxies to vote, the Stockholders' 4,894,000 shares of common stock, par value $0.01 per share, of Tide West Oil Company (the "Company") in favor of the merger transaction contemplated between the Company and Purchaser pursuant to the Agreement and Plan of Merger, dated as of February 25, 1996, by and among Parent, Purchaser and the Company (the "Merger Agreement"). See Item 4. The Stockholders entered into the Voting Agreements in consideration of Purchaser entering into the Merger Agreement and, in the case of NGP, Parent agreeing to provide NGP with representation on Parent's board of directors.

ITEM 1. SECURITY AND ISSUER.

    This Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Tide West Oil Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6666 South Sheridan, Suite 250, Tulsa, Oklahoma, 74133-1750.


ITEM 2.  IDENTITY AND BACKGROUND.

    (a) This Statement is filed by HS Resources, Inc., a Delaware corporation (the "Parent"), and HSR Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of the Parent (the "Purchaser").

    (b)-(c) The Parent's principal business is, directly or through subsidiaries, acquiring, developing and exploiting oil and gas properties. The principal executive offices of the Parent are located at One Maritime Plaza, 15th Floor, San Francisco, California 94111.

    (b)-(c) The Purchaser was formed in February 1996 to effectuate the consummation of the merger of the Company with and into the Purchaser (the "Merger") and has conducted no activities other than in connection with the Merger and the Merger Agreement (as defined herein). The Purchaser's principal executive offices are located at One Maritime Plaza, 15th Floor, San Francisco, California 94111.

    (a)-(c), (f) Attached as Schedule I hereto and incorporated herein by reference is a list of (i) all executive officers and directors of the Parent and Purchaser and (ii) the business address and principal occupation or employment of each individual listed thereon. All such individuals are citizens of the United States of America.

    (d)-(e) Neither the Purchaser nor the Parent, nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Schedule I hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Pursuant to the terms of the Agreement to Vote and Proxy, dated as of February 25, 1996 (the "NGP Voting Agreement"), by and between the Parent and Natural Gas Partners, L.P. ("NGP"), and the Agreement to Vote and Proxy, dated as of February 25, 1996 (the "Smith Voting Agreement" and, together with the NGP Voting Agreement, the "Voting Agreements"), by and between the Parent and Philip B. Smith, Parent acquired shared voting control of 4,894,000 shares. Under the Voting Agreements, NGP and Smith (the "Stockholders") have agreed to vote, and granted proxies to vote with respect to, their shares of Common Stock in favor of the Merger and the Agreement and Plan of Merger, dated as of February 25, 1996, by and among the Parent, the Purchaser and the Company (the "Merger Agreement"), which is attached hereto as Exhibit A and incorporated herein by reference. The information set forth in Paragraph 1 "Voting Agreement" and Paragraph 2 "Proxy with Respect to Shares" of each of the NGP Voting Agreements and the Smith Voting Agreement, which are attached hereto as Exhibit B and C, respectively, is incorporated herein by reference. The Stockholders entered into the Voting Agreements in consideration of Purchaser entering into the Merger Agreement and, in the case of NGP, Parent agreeing to provide NGP with representation on Parent's board of directors.

ITEM 4.  PURPOSE OF THE TRANSACTION.

    The Parent acquired the voting rights of 4,894,000 shares of Common Stock to acquire the requisite number of votes to effectuate the Merger. On February 25, 1996, the Parent and NGP entered into the NGP Voting Agreement pursuant to which NGP agreed to vote, and granted to Parent a proxy to vote, its 4,550,000 shares of Common Stock, representing approximately 46.5% of the Common Stock, in favor of the Merger and the Merger Agreement. On February 25, 1996, the Parent and Philip B. Smith, an individual, President and stockholder of the Company, entered into the Smith Voting Agreement pursuant to which Mr. Smith agreed to vote, and granted to Parent a proxy to vote, 344,000 shares of Common Stock, representing an additional 3.5% of the Common Stock, in favor of the Merger and the Merger Agreement. The Merger Agreement and Paragraph 1 "Voting Agreement" and Paragraph 2 "Proxy with Respect to Shares" of each of the Voting Agreements are incorporated herein by reference.

    Upon the effectiveness of the Merger, the separate existence of the Company shall cease and Purchaser, as the surviving corporation in the Merger, shall continue its corporate existence and succeed to all of the rights, assets, liabilities and obligations of the Company. In addition, upon consummation of the Merger, subject to certain restrictions, NGP is entitled to designate one person to be a member of the Parent's board of directors. In connection with this right, immediately subsequent to the Merger, Parent will take such action as is required to increase the size of its board of directors by one and will elect, or will cause to be elected, the person so designated by NGP.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) The Company had 9,787,628 shares of Common Stock outstanding as of February 25, 1995. As of the date hereof, the Parent may be deemed, pursuant to Rule 13d-3, to own beneficially an aggregate of 4,894,000 shares of Common Stock, representing approximately 50.0% of the outstanding Common Stock. As of the date hereof, the Purchaser, as a wholly owned subsidiary of the Parent, may be deemed pursuant to Rule 13d-3 to own beneficially an aggregate of 4,894,000 shares of Common Stock, representing approximately 50.0% of the outstanding Common Stock.

    (b) The Parent and the Purchaser share with NGP and Philip B. Smith the power to vote, or direct the vote, of the 4,894,000 shares of Common Stock owned by NGP and Mr. Smith. NGP, a Delaware limited partnership, is an investment fund organized in 1988 to make equity-related investments in oil and gas companies. The principal executive offices of NGP are located at 777 Main Street, Suite 2700, Ft. Worth, Texas 76102-5304. Philip B. Smith, a citizen of the United States of America, is President and Chief Executive Officer of the Company. Mr. Smith's business address is 6666 South Sheridan, Suite 250, Tulsa, Oklahoma 74133-1750. To the best knowledge of the Purchaser or the Parent, neither NGP nor Philip B. Smith has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (c) Neither the Parent nor the Purchaser nor, to the best knowledge of the Parent and Purchaser, any of the other persons with respect to whom information is given in response to Item 2 hereof has effected transactions in the Common Stock during the past sixty days.

    (d)  Not applicable.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         Pursuant to the Voting Agreements, the Stockholders have agreed to vote, and granted proxies to vote with respect to, 4,894,000 shares of Common Stock (representing approximately 50.0% of the voting power of the Company) in favor of the Merger and the Merger Agreement. The Stockholders entered into the Voting Agreements in consideration of Purchaser entering into the Merger Agreement and, in the case of NGP, Parent agreeing to provide NGP with representation on Parent's board of directors.

         Pursuant to the Merger Agreement, upon the effectiveness of the Merger, the separate existence of the Company shall cease and Purchaser shall continue its corporate existence and succeed to all of the rights, assets, liabilities and obligations of the Company.

         In addition, pursuant to the NGP Voting Agreement, upon consummation of the Merger, subject to certain restrictions, NGP is entitled to designate one person to be a member of the Parent's board of directors and, immediately subsequent to the Merger, Parent will take such action as is required to increase the size of its board of directors by one and will elect, or will cause to be elected, the person so designated by NGP.

         The information set forth in the Merger Agreement and the Voting Agreements is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A -      Agreement and Plan of Merger, dated as of February 25, 1996, by and among the Parent, the Purchaser and the Company.

Exhibit B -      Agreement to Vote and Proxy, dated as of February 25, 1996, by and between the Parent and NGP.

Exhibit C -      Agreement to Vote and Proxy, dated as of February 25, 1996, by and between the Parent and Philip B.  Smith.


           [The remainder of this page is intentionally left blank]

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 4, 1996

                                        HS RESOURCES, INC.



                                        By: /s/ James M. Piccone
                                            --------------------------------
                                        Name:  James M. Piccone
                                        Title:   Vice President



                                        HSR ACQUISITION, INC.



                                        By: /s/ James M. Piccone
                                            --------------------------------
                                        Name:  James M. Piccone
                                        Title:   Vice President

                                   SCHEDULE I

                 INFORMATION CONCERNING EXECUTIVE OFFICERS AND
                    DIRECTORS OF HS RESOURCES, INC. AND HSR
                               ACQUISITION, INC.

         Unless otherwise indicated, the business address of each individual and corporation listed below is One Maritime Plaza, 15th Floor, San Francisco, California 94111.

                        DIRECTORS AND EXECUTIVE OFFICERS
                               HS RESOURCES, INC.

    NAME AND BUSINESS ADDRESS                                          PRINCIPAL EMPLOYMENT AND EMPLOYER
    -------------------------                                          ---------------------------------
      Directors
      ---------

      Nicholas J. Sutton                                              Chairman of the Board and Chief
                                                                      Executive Officer of HS Resources, Inc.
      P. Michael Highum                                               President of HS Resources, Inc.
          1999 Broadway, Suite 3600
          Denver, Colorado 80202

      James E. Duffy                                                  VP-Finance and Chief Financial Officer
                                                                      of HS Resources, Inc.

      Kenneth A. Hersh                                                Partner, Natural Gas Partners, L.P.
          777 Main Street, Suite 2700
          Ft. Worth, Texas 76102

      Michael J. Savage                                               Managing Director, San Francisco Opera
          1170 Market Street, 7th Floor
          San Francisco, California 94102

      Executive Officers
      ------------------

      Annette Montoya                                                 Vice President - Accounting and
                                                                      Controller

      Theodore Gazulis                                                Vice President - Planning and Analysis
                                                                      and Assistant Secretary

      Dennis P. Holler                                                Vice President - Exploration
          1999 Broadway, Suite 3600
          Denver, Colorado 80202

      James M. Piccone                                                Vice President, General Counsel and
          1999 Broadway, Suite 3600                                   Secretary
          Denver, Colorado 80202

      Ronald B. Jacobs                                                Vice President - Government and
          1999 Broadway, Suite 3600                                   Environmental Affairs
          Denver, Colorado 80202


                        DIRECTORS AND EXECUTIVE OFFICERS
                             HSR ACQUISITION, INC.

    NAME AND BUSINESS ADDRESS                                          PRINCIPAL EMPLOYMENT AND EMPLOYER
    -------------------------                                          --------------------------------
      Directors
      ---------

      Nicholas J. Sutton                                              Chairman of the Board and Chief
                                                                      Executive Officer of HS Resources, Inc.

      P. Michael Highum                                               President of HS Resources, Inc.
          1999 Broadway, Suite 3600
          Denver, Colorado 80202

      James E. Duffy                                                  VP-Finance and Chief Financial Officer
                                                                      of HS Resources, Inc.

      Executive Officers
      ------------------

      James M. Piccone                                                Vice President, General Counsel and
          1999 Broadway, Suite 3600                                   Secretary
          Denver, Colorado 80202



                                 EXHIBIT INDEX



 Exhibit                                                                                         Sequential
   No.                                            Description                                     Page No.
 -------                                          -----------                                    ----------
Exhibit A            Agreement and Plan of Merger, dated as of February 25, 1996, by and among the Parent, the Purchaser and the Company.

Exhibit B            Agreement to Vote and Proxy, dated as of February 25, 1996, by and between the Parent and NGP.

Exhibit C            Agreement to Vote and Proxy, dated as of February 25, 1996, by and between the Parent and Philip B. Smith.


                                                                       EXHIBIT A



                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") is made and entered into as of the 25th day of February, 1996, by and among HS RESOURCES, INC. ("PARENT"), a Delaware corporation; HSR ACQUISITION, INC. ("MERGER SUB"), a Delaware corporation; and Tide West Oil Company ("TIDE WEST"), a Delaware corporation.


                                    Recitals

         A. The board of directors of each of Parent and Tide West has determined that it is in the best interests of its respective stockholders to approve the strategic alliance of Parent and Tide West by means of the merger of Tide West with and into Merger Sub upon the terms and subject to the conditions set forth in this Agreement.

         B. For federal income tax purposes, it is intended that such merger qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

         C. Parent, Merger Sub, and Tide West desire to make certain representations, warranties, covenants and agreements in connection with such merger and also to prescribe various conditions to such merger.

         NOW, THEREFORE, for and in consideration of the recitals and the mutual covenants and agreements set forth in this Agreement, the parties to this Agreement hereby agree as follows:


                                   ARTICLE 1

                                  DEFINITIONS

         1.1 DEFINED TERMS. As used in this Agreement, each of the following terms has the meaning given in this Section 1.1 or in the Sections referred to below:

         "AFFILIATE" means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with such Person.

         "AGREEMENT" means this Agreement and Plan of Merger, as amended, supplemented or modified from time to time.

         "ALLOCATED VALUES" means the allocation of values shown on SCHEDULE 1.1(A).

         "ALTERNATIVE PROPOSAL" has the meaning specified in Section 5.4(b).

         "ALTERNATIVE TRANSACTION" has the meaning specified in Section 5.4(d).

         "BANK CREDIT AGREEMENT" means (a) the Second Amended and Restated Credit Agreement, dated as of June 15, 1995, between Tide West, as borrower, and Union Bank, Den norske Bank AS, Colorado National Bank, and Texas Commerce Bank, National Association, as lenders (as amended and supplemented as of the date hereof), and/or (b) the Credit Agreement, dated as of December 20, 1993, between TWTT, as borrower, and Union Bank, Den norske Bank AS, and Colorado National Bank, as lenders (as amended and supplemented as of the date hereof).

         "CASH CONSIDERATION" means $8.75 less three percent of the amount by which the Market Price exceeds $10.50.

         "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any successor statutes and any regulations promulgated thereunder.

         "CERCLIS" means the Comprehensive Environmental Response, Compensation and Liability Information System List.

         "CERTIFICATE OF MERGER" means the certificate of merger, prepared and executed in accordance with the applicable provisions of the DGCL, filed with the Secretary of State of Delaware to reflect the consummation of the Merger.

         "CLOSING" means the closing of the Merger and the consummation of the other transactions contemplated by this Agreement.

         "CLOSING DATE" means the date on which the Closing occurs, which date shall be the first business day following the day on which both the Tide West Meeting and the Parent Meeting have been held (or such later date as is agreed upon by the parties).

         "CODE" means the Internal Revenue Code of 1986, as amended.

         "CONFIDENTIALITY AGREEMENT" means, collectively, the letter agreements dated November 28, 1995, and February 17, 1996, between Tide West and Parent relating to Tide West's furnishing of information to Parent and Parent's furnishing of information to Tide West in connection with Parent's and Tide West's evaluation of the possibility of the Merger.

         "CONVERSION NUMBER" means 0.6295.

         "DGCL" means the Delaware General Corporation Law.

         "DEFENSIBLE TITLE" means such right, title and interest that is (a) evidenced by an instrument or instruments filed of record in accordance with the conveyance and recording laws of the applicable jurisdiction to the extent necessary to prevail against competing claims of bona fide purchasers for value without notice and (b) subject to Permitted Encumbrances, free and clear of all Liens, claims, infringements, burdens or other defects.

         "DISCLOSURE SCHEDULE" means the DISCLOSURE SCHEDULE attached hereto and any documents listed on such DISCLOSURE SCHEDULE and expressly incorporated therein by reference.

         "DISSENTING STOCKHOLDER(S)" means holder(s) of Tide West Common Stock who have validly perfected appraisal rights under Section 262 of the DGCL.

         "DRACO" means Draco Petroleum, Inc., an Oklahoma corporation and a wholly-owned subsidiary of Tide West.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "EFFECTIVE TIME" has the meaning specified in Section 2.7.

         "ENVIRONMENTAL LAW" means any federal, state, local or foreign statute, code, ordinance, rule, regulation, policy, guideline, permit, consent, approval, license, judgment, order, writ, decree, common law, injunction or other authorization in effect on the date hereof or at a previous time applicable to Tide West's operations relating to (a) emissions, discharges, releases or threatened releases of Hazardous Materials into the natural environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works, septic systems or land; (b) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Materials; (c) occupational health and safety; or (d) otherwise relating to the pollution of the environment, solid waste handling treatment or disposal, or operation or reclamation of oil and gas operations or mines.

         "EXCHANGE AGENT" means Harris Savings and Trust, the transfer agent for shares of Parent Common Stock.

         "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

         "EXCHANGE FUND" has the meaning specified in Section 2.5(a).

         "FAILURE AMOUNT" has the meaning specified in Section 6.2(a).

         "GAAP" means generally accepted accounting principles, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor).

         "GOVERNMENTAL ACTION" means any authorization, application, approval, consent, exemption, filing, license, notice, registration, permit or other requirement of, to or with any Governmental Authority.

         "GOVERNMENTAL AUTHORITY" means any national, state, county or municipal government, domestic or foreign, any agency, board, bureau, commission, court, department or other instrumentality of any such government, or any arbitrator in any case that has jurisdiction over any of the Tide West Companies, Parent or Merger Sub or any of their respective properties or assets.

         "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         "HAZARDOUS MATERIAL" means (a) any "hazardous substance," as defined by CERCLA; (b) any "hazardous waste" or "solid waste," in either case as defined by the Resource Conservation and Recovery Act, as amended; (c) any solid, hazardous, dangerous or toxic chemical, material, waste or substance, within the meaning of and regulated by any Environmental Law; (d) any radioactive material, including any naturally occurring radioactive material, and any source, special or byproduct material as defined in 42 U.S.C. 2011 et seq. and any amendments or authorizations thereof; (e) any asbestos-containing materials in any form or condition; (f) any polychlorinated biphenyls in any form or condition; or (g) petroleum, petroleum hydrocarbons, or any fraction or byproducts thereof.

         "HORIZON" means Horizon Gas Partners, L.P., a Delaware limited partnership.

         "HYDROCARBON AGREEMENT" means any of the Hydrocarbon Sales Agreements, the Hydrocarbon Purchase Agreements and the Hydrocarbon Support Agreements.

         "HYDROCARBON PURCHASE AGREEMENT" means any sales agreement, purchase contract or marketing agreement that is currently in effect and under which any of the Tide West Companies is a buyer of Hydrocarbons for resale (other than purchase agreements entered into in the ordinary course of business with a term of three months or less, terminable without penalty on 30 days' notice or less, which provide for a price not greater than the market value price that would be paid pursuant to an arm's-length contract for the same term with an unaffiliated third party seller, and which do not obligate the purchaser to take any specified quantity of Hydrocarbons or to pay for any deficiencies in quantities of Hydrocarbons not taken).

         "HYDROCARBON SALES AGREEMENT" means any sales agreement, purchase contract or marketing agreement that is currently in effect and under which any of the Tide West Companies is a seller of Hydrocarbons (other than "spot" sales agreements entered into in the ordinary course of business with a term of three months or less, terminable without penalty on 30 days' notice or less, and which provide for a price not less than the market value price that would be received pursuant to an arms'-length contract for the same term with an unaffiliated third party purchaser).

         "HYDROCARBON SUPPORT AGREEMENT" means any gathering, transportation, treatment, compression, processing or similar agreement that is currently in effect and to which any of the Tide West Companies is a party (other than gathering, transportation, treatment, compression, processing and similar agreements that have been entered into in the ordinary course of business and which contain market value prices and terms of the type found in gathering, transportation, treatment, compression, processing and similar agreements entered into between unaffiliated parties in arm's-length transactions).

         "HYDROCARBONS" means oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons.

         "INDEMNIFIED PARTIES" has the meaning specified in Section 5.15.

         "LIEN" means any lien, mortgage, security interest, pledge, deposit, production payment, restriction, burden, encumbrance, rights of a vendor under any title retention or conditional sale agreement, or lease or other arrangement substantially equivalent thereto.

         "MAJOR TIDE WEST STOCKHOLDER" means Natural Gas Partners, L.P., a Delaware limited partnership.

         "MARKET PRICE" means the average of the per share closing sales prices of the Parent Common Stock on the NYSE (as reported by The Wall Street Journal, or if not so reported, by another authoritative source) over the 10 trading days immediately preceding the Closing Date.

         "MATERIAL" or "MATERIALLY" (whether or not capitalized) means circumstances or results having an economic effect in excess of $500,000, except as otherwise specified.

         "MATERIAL ADVERSE EFFECT" means (a) when used with respect to Tide West, a result or consequence that would materially adversely affect the condition (financial or otherwise), results of operations or business of the Tide West Companies (taken as a whole) or the aggregate value of their assets, would materially impair the ability of the Tide West Companies (taken as a whole) to own, hold, develop and operate their assets, or would impair Tide West's ability to perform its obligations hereunder or consummate the transactions contemplated hereby; and (b) when used with respect to Parent, a result or consequence that would materially adversely affect the condition (financial or otherwise), results of operations or business of Parent and the Parent Material Subsidiaries (taken as a whole) or the aggregate value of their assets, would materially impair the ability of Parent and the Parent Material Subsidiaries (taken as a whole) to own, hold, develop and operate their assets, or would impair Parent's or Merger Sub's ability to perform its respective obligations hereunder or consummate the transactions contemplated hereby.

         "MERGER" has the meaning specified in Section 2.1.

         "MERGER CONSIDERATION" means the sum of (a) the Cash Consideration plus (b) the product of the Conversion Number and the Market Price.

         "MERGER SUB" means HSR Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent.

         "MERGER SUB COMMON STOCK" means the common stock, par value $.001 per share, of Merger Sub.

         "MERRILL LYNCH" means Merrill Lynch, Pierce, Fenner & Smith
Incorporated.

         "NYSE" means The New York Stock Exchange, Inc.

         "OIL AND GAS INTEREST(S)" means (a) direct and indirect interests in and rights with respect to oil, gas, mineral and related properties and assets of any kind and nature, direct or indirect, including working, royalty and overriding royalty interests, production payments, operating rights, net profits interests, other non-working interests and non-operating interests; (b) interests in and rights with respect to Hydrocarbons and other minerals or revenues therefrom and contracts in connection therewith and claims and rights thereto (including oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements and, in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions; (c) easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and (d) interests in equipment and machinery (including well equipment and machinery), oil and gas production, gathering, transmission, compression, treating, processing and storage facilities (including tanks, tank batteries, pipelines and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing. References in this Agreement to the "OIL AND GAS INTERESTS OF TIDE WEST" or "TIDE WEST'S OIL AND GAS INTERESTS" mean the collective Oil and Gas Interests of the Tide West Companies.

         "OWNERSHIP INTERESTS" means the ownership interests of Tide West in its assets, as set forth on SCHEDULE 1.1(B).

         "PARENT" means HS Resources, Inc., a Delaware corporation.

         "PARENT CERTIFICATE" means a certificate representing shares of Parent Common Stock.

         "PARENT COMMON STOCK" means the common stock, par value $.001 per share, of Parent.

         "PARENT FINANCIAL STATEMENTS" means the audited and unaudited consolidated financial statements of Parent and its subsidiaries (including the related notes) included (or incorporated by reference) in Parent's Annual Report on Form 10-K for the year ended December 31, 1994, and Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, in each case as filed with the SEC.

         "PARENT MATERIAL SUBSIDIARY(IES)" means Resource Gathering Systems, Inc., Resolute Resources, Inc., Elk Exploration, Inc. and HS Partners, Inc.

         "PARENT MEETING" means the meeting of the stockholders of Parent called for the purpose of voting on the Tide West Proposal.

         "PARENT PREFERRED STOCK" means the preferred stock, par value $.001 per share, of Parent.

         "PARENT REPRESENTATIVE" means any director, officer, employee, agent, advisor (including legal, accounting and financial advisors), Affiliate or other representative of Parent or its subsidiaries.

         "PARENT SEC DOCUMENTS" has the meaning specified in Section 4.5.

         "PAYOUT BALANCES" has the meaning specified in Section 3.36.

         "PERMITTED ENCUMBRANCES" means (a) Liens for Taxes, assessments or other governmental charges or levies if the same shall not at the particular time in question be due and delinquent or (if foreclosure, distraint, sale or other similar proceedings shall not have been commenced or, if commenced, shall have been stayed) are being contested in good faith by appropriate proceedings and if any of the Tide West Companies shall have set aside on its books such reserves (segregated to the extent required by sound accounting practices) as may be required by or consistent with GAAP and, whether reserves are set aside or not, are listed on the DISCLOSURE SCHEDULE; (b) Liens of carriers, warehousemen, mechanics, laborers, materialmen, landlords, vendors, workmen and operators arising by operation of law in the ordinary course of business or by a written agreement existing as of the date hereof and necessary or incident to the exploration, development, operation and maintenance of Hydrocarbon properties and related facilities and assets for sums not yet due or being contested in good faith by appropriate proceedings, if any of the Tide West Companies shall have set aside on its books such reserves (segregated to the extent required by sound accounting practices) as may be required by or consistent with GAAP and, whether reserves are set aside or not, are listed on the DISCLOSURE SCHEDULE; (c) Liens incurred in the ordinary course of business in connection with worker's compensation, unemployment insurance and other social security legislation (other than ERISA) which would not, individually or in the aggregate, result in a Material Adverse Effect on the Tide West Companies; (d) Liens incurred in the ordinary course of business to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance and repayment bonds and other obligations of a like nature; (e) Liens, easements, rights-of-way, restrictions, servitudes, permits, conditions, covenants, exceptions, reservations and other similar encumbrances incurred in the ordinary course of business or existing on property and not materially impairing the value of the assets of any of Tide West Companies or interfering with the ordinary conduct of the business of any of the Tide West Companies or rights to any of their assets; (f) Liens arising pursuant to Section 9.319 of the Texas Business and Commerce Code and all other similar Liens created or arising by operation of law to secure a party's obligations as a purchaser of oil and gas; (g) all rights to consent by, required notices to, filings with, or other actions by Governmental Authorities to the extent customarily obtained subsequent to closing; (h) farmout, carried working interest, joint operating, unitization, royalty, overriding royalty, sales and similar agreements relating to the exploration or development of, or production from, Hydrocarbon properties entered into in the ordinary course of business and not in violation of Section 5.1(c), provided the effect thereof on the working and net revenue interest of Tide West has been properly reflected in the Ownership Interests; (i) any defects, irregularities or deficiencies in title to easements, rights-of-way or other surface use agreements that do not materially adversely affect the value of any asset of any of the Tide West Companies by an amount in excess of $10,000; (j) preferential rights to purchase and Third-Party Consents; (k) Liens arising under or created pursuant to either Bank Credit Agreement; and (l) Liens described on the DISCLOSURE SCHEDULE.

         "PERSON" means any natural person, corporation, company, limited or general partnership, joint stock company, joint venture, association, limited liability company, trust, bank, trust company, land trust, business trust or other entity or organization, whether or not a Governmental Authority.

         "PROXY STATEMENT/PROSPECTUS" means a joint proxy statement in definitive form relating to the Tide West Meeting and the Parent Meeting, which proxy statement will be included as a prospectus in the Registration Statement.

         "REGISTRATION STATEMENT" means the Registration Statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock pursuant to the Merger.

         "RESERVE DATA VALUE" means the 10% present value of the proved reserves contained in Tide West's Oil and Gas Interests, as shown on the October 1, 1995, reserve report of Tide West.

         "RESPONSIBLE OFFICER" means, with respect to any corporation, the Chief Executive Officer, President or any Vice President of such corporation.

         "RETAINED EMPLOYEES" has the meaning specified in Section 5.16.

         "RODEN" means Roden Participants, Ltd., a Texas limited partnership.

         "SEC" means the Securities and Exchange Commission.

         "SECURITIES ACT" means the Securities Act of 1933, as amended.

         "SHARE PRICE" means the per share closing sales price of the Parent Common Stock on the NYSE (as reported by The Wall Street Journal, or if not so reported, by another authoritative source) on the day immediately preceding the Closing Date.

         "SURVIVING CORPORATION" has the meaning specified in Section 2.2.

         "TAX RETURNS" has the meaning specified in Section 3.16(a).

         "TAXES" means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges or fees, including income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, federal royalty, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes or other governmental taxes imposed or payable to the United States or any state, local or foreign governmental subdivision or agency thereof, and in each instance such term shall include any interest, penalties or additions to tax attributable to any such Tax, including penalties for the failure to file any Tax Return or report.

         "THIRD-PARTY CONSENT" means the consent or approval of any Person other than Tide West, Parent or any Governmental Authority.

         "TIDE WEST" means Tide West Oil Company, a Delaware corporation.

         "TIDE WEST CERTIFICATE" means a certificate representing shares of Tide West Common Stock.

         "TIDE WEST COMMON STOCK" means the common stock, par value $.01 per share, of Tide West.

         "TIDE WEST COMMON STOCK WARRANT" means a common stock purchase warrant (issued and outstanding on the date hereof and at the Effective Time or subject to a Tide West Unit Warrant issued and outstanding on the date hereof and at the Effective Time) representing the right to purchase one-tenth of a share of Tide West Common Stock for an exercise price of $3.00, whether issued pursuant to the Warrant Agreement, dated as of June 21, 1991, between Tide West and American Securities Transfer, Incorporated (as amended or supplemented as of the date hereof) or upon exercise of a Tide West Unit Warrant.

         "TIDE WEST COMPANIES" means Tide West, TWTT and Draco.

         "TIDE WEST EMPLOYEE BENEFIT PLANS" has the meaning specified in
Section 3.17(a).

         "TIDE WEST FINANCIAL STATEMENTS" means the audited and unaudited consolidated financial statements of Tide West and its subsidiaries (including the related notes) included (or incorporated by reference) in Tide West's Annual Report on Form 10-K for the year ended December 31, 1994, and Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, in each case as filed with the SEC.

         "TIDE WEST GUARANTY" means a guarantee by Tide West of TWTT's obligations under any Hydrocarbon Agreement or other natural gas purchase agreement.

         "TIDE WEST MATERIAL AGREEMENT(S)" means (a) any written or oral agreement, contract, commitment or understanding to which any of the Tide West Companies is a party, by which any of the Tide West Companies is directly or indirectly bound, or to which any asset of any of the Tide West Companies may be subject, involving total value or consideration in excess of $500,000, (b) either Bank Credit Agreement, and/or (c) the partnership agreement of Horizon, in each case as amended and supplemented as of the date hereof.

         "TIDE WEST MEETING" means the meeting of the stockholders of Tide West called for the purpose of voting on the Tide West Proposal.

         "TIDE WEST PERMITS" has the meaning specified in Section 3.11.

         "TIDE WEST PROPOSAL" means the proposal to approve this Agreement and the Merger, which proposal is to be presented to the stockholders of Tide West and Parent in the Proxy Statement/Prospectus.

         "TIDE WEST REPRESENTATIVE" means any director, officer, employee, agent, advisor (including legal, accounting and financial advisors), Affiliate or other representative of any of the Tide West Companies.

         "TIDE WEST SEC DOCUMENTS" has the meaning specified in Section 3.6.

         "TIDE WEST STOCK OPTION" means an option (issued and outstanding on the date hereof and immediately prior to the Effective Time) to acquire shares of Tide West Common Stock granted pursuant to the Tide West Oil Company 1991 Stock Option Plan.

         "TIDE WEST UNIT WARRANT" means a purchase warrant (issued and outstanding on the date hereof and at the Effective Time) representing the right to purchase a unit for an exercise price of $5.10, with each such unit consisting of two-tenths of a share of Tide West Common Stock and two Tide West Common Stock Warrants.

         "TIDE WEST WARRANT" means a Tide West Common Stock Warrant or a Tide West Unit Warrant.

         "TWTT" means Tide West Trading & Transport Company, an Oklahoma corporation and a wholly-owned subsidiary of Tide West.

         1.2 REFERENCES AND TITLES. All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words "THIS AGREEMENT," "HEREIN," "HEREBY," "HEREUNDER" and "HEREOF," and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words "THIS ARTICLE," "THIS SECTION" and "THIS SUBSECTION," and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The word "OR" is not exclusive, and the word "INCLUDING" (in its various forms) means "INCLUDING WITHOUT LIMITATION." Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

         As used in the representations and warranties contained in this Agreement, the phrase "TO THE KNOWLEDGE" of the representing party shall mean that Responsible Officers of such representing party, individually or collectively, either (a) know that the matter being represented and warranted is true and accurate or (b) have no reason, after reasonable inquiry, to believe that the matter being represented and warranted is not true and accurate.


                                   ARTICLE 2

                                   THE MERGER

         2.1 THE MERGER. Subject to the terms and conditions set forth in this Agreement, at the Effective Time, Tide West shall be merged with and into Merger Sub in accordance with the provisions of this Agreement. Such merger is referred to herein as the "MERGER."

         2.2 EFFECT OF THE MERGER. Upon the effectiveness of the Merger, the separate existence of Tide West shall cease and Merger Sub, as the surviving corporation in the Merger (the "SURVIVING CORPORATION"), shall continue its corporate existence under the laws of the State of Delaware. The Merger shall have the effects specified in this Agreement and the DGCL.

         2.3 GOVERNING INSTRUMENTS, DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION.

                 (a) The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until duly amended in accordance with its terms and applicable law; provided, however, that Article I thereof shall be amended and restated to read in its entirety as follows: "Article I:
The name of the corporation is HSRTW, Inc."

                 (b) The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until duly amended in accordance with their terms and applicable law.

                 (c) The directors and officers of Merger Sub at the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation from the Effective Time until their respective successors have been duly elected or appointed in accordance with the certificate of incorporation and by-laws of the Surviving Corporation and applicable law.

         2.4     EFFECT ON SECURITIES.

                 (a) MERGER SUB STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall remain outstanding and continue as one share of capital stock of the Surviving Corporation and each certificate evidencing ownership of any such shares shall continue to evidence ownership of the same number of shares of the capital stock of the Surviving Corporation.

                 (b)      TIDE WEST SECURITIES.

                          (i) TIDE WEST COMMON STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof (but subject to the provisions of Section 2.5(e)), each share of Tide West Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Tide West Common Stock held by Dissenting Stockholders) shall be converted into the right to receive (A) shares of validly issued, fully paid and nonassessable Parent Common Stock, with each such share of Tide West Common Stock being converted into the fraction of a share of Parent Common Stock equal to the Conversion Number; and (B) cash in the amount of the Cash Consideration. Each share of Tide West Common Stock, when so converted, shall automatically be cancelled and retired, shall cease to exist and shall no longer be outstanding; and the holder of any certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Parent Common Stock to be issued in exchange therefor and the Cash Consideration (along with any cash in lieu of fractional shares of Parent Common Stock as provided in

         Section 2.5(e) and any unpaid dividends and distributions with respect to such shares of Parent Common Stock as provided in Section 2.5(c)), without interest, upon the surrender of such certificate in accordance with Section 2.5. The Cash Consideration shall be decreased in increments of $.01 and the Conversion Number shall be correspondingly increased for each such increment by an amount equal to $.01 divided by the Share Price (with the aggregate increase in the Conversion Number rounded to the fourth decimal point) to the extent necessary to cause "(A)" to be equal to or greater than 40 percent of "(B)" where
         (A) is the product of the Share Price and the number of shares of Parent Common Stock issued in the Merger (excluding those shares issued to any 5 percent shareholder of Tide West Common Stock as of the Closing Date that has not represented that as of such date it has no intention, plan or arrangement to dispose of any Parent Common Stock received in the Merger), and (B) is the sum of (i) the product determined in clause (A) (without applying the parenthetical exclusion in clause (A)), (ii) the amount of cash to be paid to holders of Tide West Common Stock pursuant to Section 2.4(b)(i) as Cash Consideration, and (iii) the amount of cash or other property to be paid to holders of Tide West Common Stock that exercise dissenter's rights as contemplated under Section 2.4(b)(v) which shall be assumed to be (on a per share basis) the greater of (I) the sum of the value of the Parent Common Stock (valued at the Share Price) and the Cash Consideration given per share of Tide West Common Stock and (II) the sum of $8.75 and the product of .6295 and the Share Price determined as if the date of this Agreement were the Closing Date; provided, however, if the adjustments to the Cash Consideration and the Conversation Number pursuant to the foregoing formulas would result in the issuance of more than 7,161,312 shares of Parent Common Stock under this Section 2.4(b)(i), then (i) adjustments to the Cash Consideration and the Conversion Number pursuant to the foregoing formulas shall first be determined so as to result in an issuance of 7,161,312 shares of Parent Common Stock, and (ii) based on the Conversion Number so determined, the Cash Consideration shall thereafter be reduced to the extent necessary so as to cause "(A)" to be equal to 40 percent of "(B)" using the actual Share Price.

                          (ii) TIDE WEST TREASURY STOCK. At the Effective Time, by virtue of the Merger, all shares of Tide West Common Stock that are issued and held as treasury stock shall be cancelled and retired and shall cease to exist, and no shares of Parent Common Stock, Cash Consideration or other consideration shall be paid or payable in exchange therefor.

                          (iii) TIDE WEST STOCK OPTIONS. Each Tide West Stock Option shall be or become fully vested prior to the Effective Time and, at the option of the holder thereof, either (A) shall be exercised immediately prior to the Effective Time; or (b) at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and converted into the right to receive, for each share of Tide West Common Stock with respect to which such Tide West Stock Option is exercisable, cash in an amount equal to the amount by which the Merger Consideration exceeds the per share exercise price of such Tide West Stock Option. The amounts so determined shall be paid to the holders of the Tide West Stock Options not later than three business days after the Effective Time.

                          (iv) TIDE WEST WARRANTS. All Tide West Warrants shall remain outstanding following the Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of Tide West or any holder thereof, each Tide West Warrant shall be assumed by Parent and shall be exercisable on the same terms and conditions as apply immediately prior to the Effective Time, except as follows:

                                  (A)      Each Tide West Common Stock Warrant
                 shall be exercisable for that number of shares of Parent Common Stock and the amount of Cash Consideration into which the number of shares of Tide West Common Stock subject to such Tide West Common Stock Warrant immediately prior to the Effective Time would be converted under Section 2.4(b)(i); and

                                  (B) Each Tide West Unit Warrant shall be exercisable for (1) that number of shares of Parent Common Stock and the amount of Cash Consideration into which the number of shares of Tide West Common Stock subject to such Tide West Unit Warrant immediately prior to the Effective Time would be converted under Section 2.4(b)(i), plus (2) two Tide West Common Stock Warrants (with each such Tide West Common Stock Warrant representing the right to purchase that number of shares of Parent Common Stock and to receive that amount of Cash Consideration into which the number of shares of Tide West Common Stock subject to such Tide West Common Stock Warrant immediately prior to the Effective Time would be converted under Section 2.4(b)(i)).

                          (v) Except as provided in this Section 2.4(b) or as otherwise agreed to by the parties, (A) the provisions of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Tide West Companies shall become null and void, and (B) the Tide West Companies shall use all reasonable efforts to ensure that, following the Effective Time, no holder of options or rights or any participant in any plan, program or arrangement shall have any right thereunder to acquire any equity securities of the Tide West Companies, Merger Sub, Parent or any direct or indirect subsidiary thereof.

                          (vi) SHARES OF DISSENTING STOCKHOLDERS. Any issued and outstanding shares of Tide West Common Stock held by a Dissenting Stockholder shall be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the DGCL; provided, however, shares of Tide West Common Stock outstanding at the Effective Time and held by a Dissenting Stockholder who shall, after the Effective Time, withdraw his demand for appraisal or lose his right of appraisal as provided in the DGCL, shall be deemed to be converted, as of the Effective Time, into the right to receive the shares of Parent Common Stock and the amount of cash (without interest) specified in Section 2.4(b)(i) in accordance with the procedures specified in Section 2.5(b). Tide West shall give Parent (A) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to the DGCL received by Tide West, and (B) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Tide West will not voluntarily make any payment with respect to any demands for appraisal and will not, except with the prior written consent of Parent, settle or offer to settle any such demands.

         2.5     EXCHANGE OF CERTIFICATES.

                 (a) EXCHANGE FUND. Immediately after the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Tide West Common Stock and for exchange in accordance with this Agreement, certificates representing the shares of Parent Common Stock to be issued, and funds necessary to pay the Cash Consideration, in exchange for shares of Tide West Common Stock pursuant to Section 2.4(b)(i). Such shares of Parent Common Stock, together with any dividends or distributions with respect thereto (as provided in Section 2.5(c)) and such funds, are referred to herein as the "EXCHANGE FUND." The Exchange Agent, pursuant to irrevocable instructions consistent with the terms of this Agreement, shall deliver the Parent Common Stock and the Cash Consideration to be issued or paid pursuant to
Section 2.4(b)(i) out of the Exchange Fund, and the Exchange Fund shall not be used for any other purpose whatsoever. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of Persons entitled thereto.

                 (b)      EXCHANGE PROCEDURES.

                          (i) As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Tide West Certificate that, immediately prior to the Effective Time, represented shares of Tide West Common Stock, which was converted into the right to receive Parent Common Stock and Cash Consideration pursuant to Section 2.4(b)(i), a letter of transmittal to be used to effect the exchange of such Tide West Certificate for a Parent Certificate (and cash in lieu of fractional shares) and the Cash Consideration, along with instructions for using such letter of transmittal to effect such exchange. The letter of transmittal (or the instructions thereto) shall specify that delivery of any Tide West Certificate shall be effected, and risk of loss and title thereto shall pass, only upon delivery of such Tide West Certificate to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify.

                          (ii) Upon surrender to the Exchange Agent of a Tide West Certificate for cancellation, together with a duly completed and executed letter of transmittal and any other required documents (including, in the case of any Person constituting an "affiliate" of Tide West for purposes of Rule 145(c) and (d) under the Securities Act, a written agreement from such Person as described in Section 5.10, if not theretofore delivered to Parent), (A) the holder of such Tide West Certificate shall be entitled to receive in exchange therefor a Parent Certificate representing the number of whole shares of Parent Common Stock and Cash Consideration that such holder has the right to receive pursuant to Section 2.4(b)(i), any cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.5(e), and any unpaid dividends and distributions that such holder has the right to receive pursuant to Section 2.5(c) (after giving effect to any required withholding of taxes); and (B) the Tide West Certificate so surrendered shall forthwith be cancelled. No interest shall be paid or accrued on the Cash Consideration, cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Tide West Certificates.

                          (iii) In the event of a transfer of ownership of Tide West Common Stock that is not registered in the transfer records of Tide West, a Parent Certificate representing the appropriate number of shares of Parent Common Stock and the appropriate Cash Consideration (along with any cash in lieu of fractional shares and any unpaid dividends and distributions that such holder has the right to receive) may be issued or paid to a transferee if the Tide West Certificate representing such shares of Tide West Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

                          (iv)    Until surrendered as contemplated by this
         Section 2.5(b), each Tide West Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a Parent Certificate representing shares of Parent Common Stock and Cash Consideration as provided in Section 2.4(b)(i) (along with any cash in lieu of fractional shares and any unpaid dividends and distributions).

                 (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions with respect to Parent Common Stock declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any unsurrendered Tide West Certificate.
Subject to the effect of applicable laws, (i) at the time of the surrender of a Tide West Certificate for exchange in accordance with the provisions of this
Section 2.5, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date on or prior to surrender) theretofore paid with respect to the number of whole shares of Parent Common Stock that such holder is entitled to receive (less the amount of any withholding taxes that may be required with respect thereto); and (ii) at the appropriate payment date, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date subsequent to surrender) payable with respect to the number of whole shares of Parent Common Stock that such holder receives (less the amount of any withholding taxes that may be required with respect thereto).

                 (d) NO FURTHER OWNERSHIP RIGHTS IN TIDE WEST COMMON STOCK. All shares of Parent Common Stock issued, and the Cash Consideration paid, upon the surrender for exchange of shares of Tide West Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.5(c) or (e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Tide West Common Stock. After the Effective Time, there shall be no further registration of transfers on the Surviving Corporation's stock transfer books of the shares of Tide West Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, a Tide West Certificate is presented to the Surviving Corporation for any reason, it shall be cancelled and exchanged as provided in this Section 2.5.

                 (e) TREATMENT OF FRACTIONAL SHARES. No Parent Certificates or scrip representing fractional shares of Parent Common Stock shall be issued in the Merger and, except as provided in this Section 2.5(e), no dividend or other distribution, stock split or interest shall relate to any such fractional share, and such fractional share shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of any fractional share of Parent Common Stock to which a holder of Tide West Common Stock would otherwise be entitled, such holder, upon surrender of a Tide West Certificate as described in this Section, shall be paid an amount in cash (without interest) determined by multiplying (i) the Market Price by (ii) the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled, in which case Parent shall make available to the Exchange Agent, without regard to any other cash being provided to the Exchange Agent, the amount of cash necessary to make such payments.

                 (f) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund and cash held by the Exchange Agent in accordance with the terms of this Section 2.5 that remains unclaimed by the former stockholders of Tide West for a period of one year following the Effective Time shall be delivered to Parent, upon demand. Thereafter, any former stockholders of Tide West who have not theretofore complied with the provisions of this Section 2.5 shall look only to Parent for payment of their claim for Parent Common Stock, the Cash Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock (all without interest).

                 (g) NO LIABILITY. Neither Parent, Tide West, the Surviving Corporation, the Exchange Agent nor any other Person shall be liable to any former holder of shares of Tide West Common Stock for any amount properly delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts remaining unclaimed by former holders of Tide West Common Stock for a period of three years following the Effective Time (or such earlier date immediately prior to the time at which such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of Parent, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

                 (h)      LOST, STOLEN, OR DESTROYED TIDE WEST CERTIFICATES.
If any Tide West Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Tide West Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Tide West Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Tide West Certificate the shares of Parent Common Stock and the Cash Consideration (along with any cash in lieu of fractional shares pursuant to Section 2.5(e) and any unpaid dividends and distributions pursuant to Section 2.5(c)) deliverable with respect thereto pursuant to this Agreement.

         2.6 CLOSING. The Closing shall take place on the Closing Date at such time and place as is agreed upon by Parent and Tide West.

         2.7 EFFECTIVE TIME OF THE MERGER. The Merger shall become effective immediately when the Certificate of Merger is accepted for filing by the Secretary of State of Delaware or at such time thereafter as is provided in the Certificate of Merger (the "EFFECTIVE TIME"). As soon as practicable after the Closing, the Certificate of Merger shall be filed, and the Effective Time shall occur, on the Closing Date; provided, however, that the Certificate of Merger may be filed prior to the Closing Date or prior to the Closing so long as it provides for an effective time that occurs on the Closing Date immediately after the Closing.

         2.8 TAKING OF NECESSARY ACTION; FURTHER ACTION. Each of Parent, Merger Sub, and Tide West shall use all reasonable efforts to take all such actions as may be necessary or appropriate in order to effectuate the Merger under the DGCL as promptly as commercially practicable. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either of Merger Sub or Tide West, the officers and directors of the Surviving Corporation are fully authorized, in the name of the Surviving Corporation or otherwise to take, and shall take, all such lawful and necessary action.

                                   ARTICLE 3

                  REPRESENTATIONS AND WARRANTIES OF TIDE WEST

         Tide West hereby represents and warrants to Parent and Merger Sub as follows:

         3.1 ORGANIZATION. Each of the Tide West Companies (a) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, (b) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted, and (c) is duly qualified to do business as a foreign corporation, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary (except where any failure to be so qualified as a foreign corporation or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Tide West). Copies of the certificate or articles of incorporation and by-laws of each of the Tide West Companies have heretofore been delivered to Parent, and such copies are accurate and complete as of the date hereof. Tide West has no corporate subsidiaries other than TWTT and Draco.

         3.2 PARTNERSHIPS. Tide West owns a limited partner interest in Horizon, such limited partner interest representing a "pre-payout" interest in the capital of Horizon of 95% and a "pre-payout" interest in the distributions, profits and losses of Horizon of 93%. Draco owns a limited partner interest in Roden, such limited partner interest representing a "pre-payout" interest in the capital and in the profits and losses of Roden of 17.93%. None of the Tide West Companies owns any general or limited partner interest in any general or limited partnership other than Horizon or Roden (other than joint venture, joint operating or ownership arrangements or tax partnerships entered into in the ordinary course of business or other partnerships that, individually or in the aggregate, are not material to the operations or business of the Tide West Companies, taken as a whole).

         3.3 AUTHORITY AND ENFORCEABILITY. Tide West has the requisite corporate power and authority to enter into and deliver this Agreement and (with respect to consummation of the Merger, subject to the valid approval of the Tide West Proposal by the stockholders of Tide West) to consummate the transactions contemplated hereby. The Board of Directors of Tide West has taken all necessary action to approve the transactions contemplated by the Agreement to Vote and Proxy of even date between Parent and the Major Tide West Stockholder pursuant to Section 203(a) of the DGCL. The execution and delivery of this Agreement and (with respect to consummation of the Merger, subject to the valid approval of the Tide West Proposal by the stockholders of Tide West) the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Tide West, including approval by the board of directors of Tide West, and no other corporate proceedings on the part of Tide West are necessary to authorize the execution or delivery of this Agreement or (with respect to consummation of the Merger, subject to the valid approval of the Tide West Proposal by the stockholders of Tide West) to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Tide West and (with respect to the Merger, subject to the valid approval of the Tide West Proposal by the stockholders of Tide West and assuming that this Agreement constitutes a valid and binding obligation of Parent and Merger Sub) constitutes a valid and binding obligation of Tide West enforceable against Tide West in accordance with its terms.

         3.4 NO VIOLATIONS. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance by Tide West with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the properties or assets of any of the Tide West Companies under, any provision of (a) the certificate or articles of incorporation or by-laws of any of the Tide West Companies, (b) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to any of the Tide West Companies, or (c) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.5 are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to any of the Tide West Companies or any of their respective properties or assets, other than (y) in the case of clause (b) above, any such conflict, violation, default, right, loss or Lien that may arise under either Bank Credit Agreement or any Tide West Guaranty disclosed on the DISCLOSURE SCHEDULE, and (z) in the case of clause (b) or (c) above, any such conflict, violation, default, right, loss or Lien that, individually or in the aggregate, would not have a Material Adverse Effect on Tide West.

         3.5 CONSENTS AND APPROVALS. No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Governmental Authority is required by or with respect to any of the Tide West Companies in connection with the execution and delivery of this Agreement by Tide West or the consummation by Tide West of the transactions contemplated hereby, except for the following: (a) any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on Tide West; (b) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the provisions of the DGCL; (c) the filing of a pre-merger notification report by Tide West under the HSR Act and the expiration or termination of the applicable waiting period; (d) the filing with the SEC of the Proxy Statement/Prospectus and such reports under
Section 13(a) of the Exchange Act and such other compliance with the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be so required; (e) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws or Environmental Laws; and (f) such filings and approvals as may be required by any foreign pre-merger notification, securities, corporate or other law, rule or regulation. No Third-Party Consent is required by or with respect to any of the Tide West Companies in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (w) any such Third-Party Consent which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Tide West, (x) the valid approval of the Tide West Proposal by the stockholders of Tide West, (y) any consent, approval or waiver required by the terms of either Bank Credit Agreement, and (z) any consent, approval or waiver required by the terms of any Tide West Guaranty disclosed on the DISCLOSURE SCHEDULE.

         3.6 SEC DOCUMENTS. Tide West has made available to Parent a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Tide West with the SEC since December 31, 1993, and prior to the date of this Agreement (the "TIDE WEST SEC DOCUMENTS"), which are all the documents (other than preliminary material) that Tide West was required to file with the SEC since such date. As of their respective dates, the Tide West SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Tide West SEC Documents, and none of the Tide West SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         3.7 FINANCIAL STATEMENTS. The Tide West Financial Statements were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present, in accordance with applicable requirements of GAAP (in the case of the unaudited statements, subject to normal, recurring adjustments), the consolidated financial position of Tide West and its subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Tide West and its subsidiaries for the periods presented therein.

         3.8     CAPITAL STRUCTURE.

                 (a) The authorized capital stock of Tide West consists of 20,000,000 shares of Tide West Common Stock and 20,000,000 shares of preferred stock, par value $.01 per share.

                 (b) There are issued and outstanding (i) 9,787,628 shares of Tide West Common Stock, (ii) Tide West Stock Options relating to 937,840 shares of Tide West Common Stock, (iii) 2,796,600 Tide West Common Stock Warrants relating to 279,660 shares of Tide West Common Stock, and (iv) 140,000 Tide West Unit Warrants relating to 28,000 shares of

Tide West Common Stock and 280,000 Tide West Common Stock Warrants (which, in turn, relate to 28,000 shares of Tide West Common Stock). No shares of Tide West Common Stock are held by Tide West as treasury stock.

                 (c) Except as set forth in Section 3.8(b), there are outstanding (i) no shares of capital stock or other voting securities of Tide West, (ii) no securities of Tide West or any other Person convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Tide West, and (iii) no subscriptions, options, warrants, calls, rights (including preemptive rights), commitments, understandings or agreements to which Tide West is a party or by which it is bound obligating Tide West to issue, deliver, sell, purchase, redeem or acquire shares of capital stock or other voting securities of Tide West (or securities convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Tide West) or obligating Tide West to grant, extend or enter into any such subscription, option, warrant, call, right, commitment, understanding or agreement.

                 (d) All outstanding shares of Tide West capital stock are validly issued, fully paid and nonassessable and not subject to any preemptive right.

                 (e) All outstanding shares of capital stock and other voting securities of each of TWTT and Draco are owned by Tide West, free and clear of all Liens, claims and options of any nature (except for Permitted Encumbrances). There are outstanding (i) no securities of TWTT, Draco or any other Person convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of TWTT or Draco, and (ii) no subscriptions, options, warrants, calls, rights (including preemptive rights), commitments, understandings or agreements to which either TWTT or Draco is a party or by which it is bound obligating TWTT or Draco to issue, deliver, sell, purchase, redeem or acquire shares of capital stock or other voting securities of TWTT or Draco (or securities convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of TWTT or Draco) or obligating TWTT or Draco to grant, extend or enter into any such subscription, option, warrant, call, right, commitment, understanding or agreement.

                 (f) Except as otherwise set forth in the DISCLOSURE SCHEDULE, there is no stockholder agreement, voting trust or other agreement or understanding to which Tide West is a party or by which it is bound relating to the voting of any shares of the capital stock of any of the Tide West Companies.

         3.9 NO UNDISCLOSED LIABILITIES. There are no liabilities of any of the Tide West Companies of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that are reasonably likely to have a Material Adverse Effect on Tide West, other than (a) liabilities adequately provided for in the Tide West Financial Statements, (b) liabilities incurred in the ordinary course of business subsequent to September 30, 1995, and (c) liabilities under this Agreement.

         3.10 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as otherwise set forth in the DISCLOSURE SCHEDULE or as contemplated by this Agreement, to the knowledge of Tide West, since September 30, 1995, none of the Tide West Companies has done any of the following:

                 (a) Discharged or satisfied any Lien or paid any obligation or liability, absolute or contingent, other than current liabilities incurred and paid in the ordinary course of business and consistent with past practices;

                 (b) Paid or declared any dividends or distributions, purchased, redeemed, acquired or retired any indebtedness, stock or other securities from its stockholders or other securityholders, made any loans or advances or guaranteed any loans or advances to any Person (other than loans, advances or guaranties made in the ordinary course of business and consistent with past practices), or otherwise incurred or suffered to exist any liabilities (other than current liabilities incurred in the ordinary course of business and consistent with past practices);

                 (c) Except for Permitted Encumbrances, suffered or permitted any Lien to arise or be granted or created against or upon any of its assets;

                 (d) Cancelled, waived or released any rights or claims against, or indebtedness owed by, third parties;

                 (e) Amended its certificate or articles of incorporation or by-laws;

                 (f) Made or permitted any amendment, supplement, modification or termination of any Tide West Material Agreement;

                 (g) Sold, leased, transferred, assigned or otherwise disposed of (i) any Oil and Gas Interests of Tide West that, individually or in the aggregate, were assigned a value in the Reserve Data Value of $100,000 or more, or (ii) any other assets that, individually or in the aggregate, had a value at the time of such lease, transfer, assignment or disposition of $50,000 or more (and, in each case where a sale, lease, transfer, assignment or other disposition was made, it was made for fair consideration in the ordinary course of business); provided, however, that this Section 3.10(g) shall not apply to Hydrocarbons sold in the ordinary course of business and consistent with past practices;

                 (h) Made any investment in or contribution, payment, advance or loan to any Person (other than investments, contributions, payments or advances, or commitments with respect thereto, less than $100,000 in the aggregate, made in the ordinary course of business and consistent with past practices);

                 (i) Paid, loaned or advanced (other than the payment, advance or reimbursement of expenses in the ordinary course of business) any amounts to, or sold, transferred or leased any of its assets to, or entered into any other transactions with, any of its Affiliates;

                 (j) Made any material change in any of the accounting principles followed by it or the method of applying such principles;

                 (k) Entered into any material transactions (other than this Agreement) except in the ordinary course of business and consistent with past practices;

                 (l) Increased benefits or benefit plan costs or changed bonus, insurance, pension, compensation or other benefit plans or arrangements or granted any bonus or increase in wages, salary or other compensation or made any other change in employment terms to any officers, directors or employees of the Tide West Companies (except in the ordinary course of business and consistent with past practices);

                 (m) Accelerated, terminated, modified, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $100,000 to which any of the Tide West Companies is a party or by which any of them is bound;

                 (n) Issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligations involving more than $100,000 in the aggregate (other than pursuant to the Bank Credit Agreement);

                 (o) Delayed or postponed the payment of accounts payable and other liabilities outside the ordinary course of business;

                 (p) Cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) either involving more than $100,000 or outside the ordinary course of business;

                 (q) Issued, sold, or otherwise disposed of any of its capital stock or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

                 (r) Made any loan to, or entered into any other transaction with, any of its directors, officers, or employees outside the ordinary course of business;

                 (s) Made or pledged to make any charitable or other capital contribution outside the ordinary course of business;

                 (t) Expended or committed to expend capital in excess of $9,000,000;

                 (u) Made any change in tax elections or the manner taxes are reported;

                 (v) Entered into any Hydrocarbon sales or call arrangements not cancelable on 60 days' notice;

                 (w) Entered into any swap, hedging or similar arrangements which remain open on the date hereof except as disclosed on the DISCLOSURE SCHEDULE;

                 (x) Accelerated the vesting period of any option or warrant;

                 (y) Otherwise been involved in any other material occurrence, event, incident, action, failure to act, or transaction outside the ordinary course of business involving any of the Tide West Companies;

                 (z) Agreed, whether in writing or otherwise, to do any of the foregoing; or

                 (aa) Suffered any Material Adverse Effect (other than changes or trends, including changes or trends in commodity prices, generally prevalent in or affecting the oil and gas industry).

         3.11 COMPLIANCE WITH LAWS, MATERIAL AGREEMENTS AND PERMITS. None of the Tide West Companies is in violation of, or in default in any material respect under, and no event has occurred that (with notice or the lapse of time or both) would constitute a violation of or default under, (a) its certificate or articles of incorporation or by-laws, (b) any applicable law, rule, regulation, order, writ, decree or judgment of any Governmental Authority, or
(c) any Tide West Material Agreement, except (in the case of clause (b) or (c) above) for any violation or default that would not, individually or in the aggregate, have a Material Adverse Effect on Tide West. Each of the Tide West Companies has obtained and holds all permits, licenses, variances, exemptions, orders, franchises, approvals and authorizations of all Governmental Authorities necessary for the lawful conduct of its business or the lawful ownership, use and operation of its assets ("TIDE WEST PERMITS"), except for Tide West Permits which the failure to obtain or hold would not, individually or in the aggregate, have a Material Adverse Effect on Tide West. Each of the Tide West Companies is in compliance with the terms of its Tide West Permits, except where the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Tide West. No investigation or review by any Governmental Authority with respect to any of the Tide West Companies is pending or, to the knowledge of Tide West, threatened, other than those the outcome of which would not, individually or in the aggregate, have a Material Adverse Effect on Tide West. To the knowledge of Tide West, no party to any Tide West Material Agreement is in material breach of the terms, provisions and conditions of such Tide West Material Agreement.

         3.12 GOVERNMENTAL REGULATION. Neither Tide West nor any subsidiary of Tide West is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, the Investment Company Act of 1940 or any state public utilities laws.

         3.13 LITIGATION. Except as otherwise set forth in the DISCLOSURE SCHEDULE, (a) no litigation, arbitration, investigation or other proceeding of any Governmental Authority is pending or, to the knowledge of Tide West, threatened against any of the Tide West Companies or their respective assets which, if adversely determined, could reasonably be expected to have a Material Adverse Effect on Tide West; (b) Tide West has no knowledge of any facts that are likely to give rise to any litigation, arbitration, investigation or other proceeding of any Governmental Authority which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Tide West; and (c) no Tide West Company is subject to any outstanding injunction, judgment, order, decree or ruling (other than routine oil and gas field regulatory orders). There is no litigation, proceeding or investigation pending or, to the knowledge of Tide West, threatened against or affecting any of the Tide West Companies that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by Tide West in connection with the transactions contemplated hereby.

         3.14 NO RESTRICTIONS. Except as otherwise set forth in the DISCLOSURE SCHEDULE, none of the Tide West Companies is a party to (a) any agreement, indenture or other instrument that contains restrictions with respect to the payment of dividends or other distributions with respect to its capital, (b) any financial arrangement with respect to or creating any indebtedness to any Person (other than indebtedness reflected in the Tide West Financial Statements or indebtedness incurred in the ordinary course of business), (c) any agreement, contract or commitment relating to the making of any advance to, or investment in, any Person (other than advances in the ordinary course of business), (d) any guaranty or other contingent liability with respect to any indebtedness or obligation of any Person (other than guaranties undertaken in the ordinary course of business and other than the endorsement of negotiable instruments for collection in the ordinary course of business), or (e) any agreement, contract or commitment limiting in any respect its ability to compete with any Person or otherwise conduct business of any line or nature.

         3.15 TAX AUDITS AND SETTLEMENTS. Except as otherwise set forth in the DISCLOSURE SCHEDULE, none of the Tide West Companies is a party or subject to any unresolved or incomplete tax audit settlement.

         3.16    TAXES.

                 (a) Each of the Tide West Companies and any affiliated, combined or unitary group of which any such corporation is or was a member has
(i) timely filed all federal and all state, local and foreign returns, declarations, reports, estimates, information returns and statements ("TAX RETURNS") required to be filed by it with respect to any Taxes, (ii) timely paid all Taxes that are due and payable (except for Taxes that are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established) for which any of the Tide West Companies may be liable, and (iii) complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes, and has timely withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over.

                 (b) Except as otherwise set forth in the DISCLOSURE SCHEDULE, (i) no audits or other administrative or court proceedings are presently pending with regard to any federal, state or local income or franchise Taxes for which any of the Tide West Companies would be liable, and
(ii) there are no pending requests for rulings from any taxing authority, no outstanding subpoenas or requests for information by any taxing authority with respect to any Taxes, no proposed reassessments by any taxing authority of any property owned or leased, and no agreements in effect to extend the time to file any material Tax Return or the period of limitations for the assessment or collection of any material Taxes for which any of the Tide West Companies, as the case may be, would be liable.

                 (c) Except as otherwise set forth in the DISCLOSURE SCHEDULE, (i) there are no liens on any of the assets of the Tide West Companies for unpaid taxes, other than liens for Taxes not yet due and payable,
(ii) no Tide West Company has any liability under Treasury Regulation Section 1.1502-6 or any analogous state, local or foreign law by reason of having been a member of any consolidated, combined or unitary group, other than the affiliated group of which Tide West is the common parent corporation, (iii) no Tide West Company has ever been included in an affiliated group of corporations within the meaning of Section 1504 of the Code other than the current affiliated group of which Tide West is the common parent corporation, and (iv) no Tide West Company is or has been a party to any tax sharing agreement between related corporations.

                 (d) The amount of liability for unpaid Taxes of the Tide West Companies does not, in the aggregate, materially exceed the amount of the liability accruals for Taxes reflected on the Tide West Financial Statements. The deferred tax accounts are properly reflected in the Tide West Financial Statements.

                 (e) Tide West has made available to Parent complete copies of all Tax Returns filed by the Tide West Companies with respect to any Taxes and all tax audit reports, work papers, statements of deficiencies, and closing or other agreements with respect thereto with respect to tax years 1993 and 1994.

                 (f) Except as otherwise set forth in the DISCLOSURE SCHEDULE, (i) no Tide West Company is required to treat any of its assets as owned by another person for federal income tax purposes or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code, (ii) no Tide West Company has entered into any compensatory agreements which would result in a nondeductible expense pursuant to Section 280G of the Code, (iii) no election has been made under Section 338 of the Code and no events have occurred which would result in a deemed election under
Section 338 of the Code with respect to any Tide West Company, (iv) no election has been made under Section 341(f) of the Code with respect to any Tide West Company, (v) no Tide West Company has participated in any international boycott as defined in Code Section 999, (vi) there are no outstanding balances of deferred gain or loss accounts with respect to any Tide West Company under Treas. Reg. Sections 1.1502-13 or 1.1502-13T, (vii) no Tide West Company has made or will make any election under Treas. Reg. Section 1.502-20(g)(1) with respect to the reattribution of net operating losses, (viii) no Tide West Company is subject to any arrangement treated as a partnership for federal income tax purposes, and (ix) no Tide West Company has or has ever conducted branch operations in any foreign country within the meaning of Treas. Reg.Section 1.367(a)-6T.

                 (g) The books and records of Tide West, including the Tax Returns made available to Parent, contain accurate and complete information with respect to: (i) all material tax elections in effect with respect to the Tide West Companies, (ii) the current tax basis of the assets of the Tide West Companies, (iii) any excess loss accounts of any Tide West Company (iv) the current and accumulated earnings and profits of Tide West, (v) the net operating losses and net capital losses of the Tide West Companies, the years that such net operating and net capital losses expire, and any restrictions to which such net operating and net capital losses are subject under any provision of the Code or consolidated return regulations, (vi) tax credit carryovers of the Tide West Companies, and (vii) any overall foreign losses to the Tide West Companies under Section 904(f) of the Code.

                 (h) The management of the Tide West Companies is unaware of any intention, plan or arrangement on behalf of any holder of Tide West Common Stock to make any disposition of the Parent Common Stock following the Effective Time.

                 (i) No shareholder of Tide West that is a foreign corporation or a nonresident alien individual has owned as much as 5% of the outstanding stock of Tide West at any time during the five year period ending on the date hereof.

         3.17    EMPLOYEE BENEFIT PLANS.

                 (a) The DISCLOSURE SCHEDULE sets forth a complete and accurate list of all "employee benefit plans," as defined in Section 3(3) of ERISA, including severance pay, sick leave, vacation pay, salary continuation for disability, compensation agreements, retirement, deferred compensation, bonus, long-term incentive, stock option, stock purchase, hospitalization, medical insurance, life insurance and scholarship programs maintained by any of the Tide West Companies or to which any of the Tide West Companies contributed or is obligated to contribute (the "TIDE WEST EMPLOYEE BENEFIT PLANS"). Except for the Tide West Employee Benefit Plans, none of the Tide West Companies maintains, or has any fixed or contingent liability with respect to, any employee benefit, pension or other plan that is subject to ERISA.

                 (b) There is no material violation of ERISA with respect to the filing of applicable reports, documents and notices regarding any Tide West Employee Benefit Plan with any Governmental Authority or the furnishing of such documents to the participants or beneficiaries of the Tide West Employee Benefit Plans. With respect to the Tide West Employee Benefit Plans, there exists no condition or set of circumstances in connection with the Tide West Companies that could be expected to result in liability reasonably likely to have a Material Adverse Effect on the Tide West Companies under ERISA, the Code or any applicable law. With respect to the Tide West Employee Benefit Plans, individually and in the aggregate, there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of the Tide West Companies, which obligations are reasonably likely to have a Material Adverse Effect on the Tide West Companies.

                 (c) The Tide West Employee Benefit Plans have been maintained, in all material respects, in accordance with their terms and in accordance with all applicable federal and state laws, and neither Tide West, TWTT, Draco, nor any "party in interest" or "disqualified person" with respect to the Tide West Employee Benefit Plans, has engaged in any "prohibited transaction" within the meaning of Section 4975 of the Code.

                 (d) Except as otherwise set forth in the DISCLOSURE SCHEDULE, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment becoming due to any employee or group of employees of any of the Tide West Companies.

         3.18 EMPLOYMENT CONTRACTS AND BENEFITS. Except as otherwise set forth in the DISCLOSURE SCHEDULE or otherwise provided for in any Tide West Employee Benefit Plan, (a) none of the Tide West Companies is subject to or obligated under any consulting, employment, severance, termination or similar arrangement, any employee benefit, incentive or deferred compensation plan with respect to any Person, or any bonus, profit sharing, pension, stock option, stock purchase or similar plan or other arrangement or other fringe benefit plan entered into or maintained for the benefit of employees or any other Person, and (b) no employee of any of the

Tide West Companies or any other Person owns, or has any right granted by any of the Tide West Companies to acquire, any interest in any of the assets or business of any of the Tide West Companies.

         3.19    LABOR MATTERS.

                 (a) No employees of any of the Tide West Companies are represented by any labor organization. No labor organization or group of employees of any of the Tide West Companies has made a demand for recognition or certification as a union or other labor organization, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are no organizing activities involving any of the Tide West Companies pending with any labor organization or group of employees of any of the Tide West Companies.

                 (b) Each of the Tide West Companies is in material compliance with all laws, rules, regulations and orders relating to the employment of labor, including all such laws, rules, regulations and orders relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers' compensation and the collection and payment of withholding or Social Security Taxes and similar Taxes, except where the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Tide West.

         3.20 ACCOUNTS RECEIVABLE. Except as otherwise set forth in the DISCLOSURE SCHEDULE, (a) all of the accounts, notes and loans receivable that have been recorded on the books of the Tide West Companies are bona fide and represent accounts, notes and loans receivable validly due for goods sold or services rendered and are reasonably expected to be collected in full within 90 days after the applicable invoice or note maturity date (other than such accounts, notes and loans receivable that, individually or in the aggregate, do not have a book value as of the date hereof in excess of $500,000); (b) except for Permitted Encumbrances, all of such accounts, notes and loans receivable are free and clear of any and all Liens and other adverse claims and charges, and none of such accounts, notes or loans receivable is subject to any offsets or claims of offset; and (c) none of the obligors on such accounts, notes or loans receivable has given notice to any of the Tide West Companies that it will or may refuse to pay the full amount or any portion thereof.

         3.21 INSURANCE. Each of the Tide West Companies maintains, and through the Closing Date will maintain, insurance with reputable insurers (or pursuant to prudent self-insurance programs) in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to those of the Tide West Companies and owning properties in the same general area in which the Tide West Companies conduct their businesses. Each of the Tide West Companies may terminate each of its insurance policies or binders at or after the Closing and will incur no penalties or other material costs in doing so. None of such policies or binders was obtained through the use of false or misleading information or the failure to provide the insurer with all information requested in order to evaluate the liabilities and risks insured. There is no material default with respect to any provision contained in any such policy or binder, nor has any of the Tide West Companies failed to give any notice or present any claim under any such policy or binder in due and timely fashion. There are no billed but unpaid premiums past due under any such policy or binder. Except as otherwise set forth in the DISCLOSURE SCHEDULE, (a) there are no outstanding claims under any such policies or binders and, to the knowledge of Tide West, there has not occurred any event that might reasonably form the basis of any claim against or relating to any of the Tide West Companies that is not covered by any of such policies or binders; (b) no notice of cancellation or non-renewal of any such policies or binders has been received; and (c) there are no performance bonds outstanding with respect to any of the Tide West Companies.

         3.22 INTANGIBLE PROPERTY. There are no material trademarks, trade names, patents, service marks, brand names, computer programs, databases, industrial designs, copyrights or other intangible property that are necessary for the operation, or continued operation, of the business of any of the Tide West Companies or for the ownership and operation, or continued ownership and operation, of any of their assets, for which the Tide West Companies do not hold valid and continuing authority in connection with the use thereof.

         3.23 TITLE TO ASSETS. The Tide West Companies (individually or collectively) have Defensible Title to all Oil and Gas Interests of Tide West included or reflected in the Ownership Interests and all of their other assets. Each Oil and Gas Interest included or reflected in the Ownership Interests entitles the Tide West Companies (individually or collectively) to receive not less than the undivided interest set forth in (or derived from) the Ownership Interests of all Hydrocarbons produced, saved and sold from or attributable to such Oil and Gas Interest, and the portion of the costs and expenses of operation and development of such Oil and Gas Interest that is borne or to be borne by the Tide West Companies (individually or collectively) is not greater than the undivided interest set forth in (or derived from) the Ownership Interests.

         3.24 OIL AND GAS OPERATIONS. Except as otherwise set forth in the DISCLOSURE SCHEDULE:

                 (a) All wells included in the Oil and Gas Interests of Tide West have been drilled and (if completed) completed, operated and produced in accordance with generally accepted oil and gas field practices and in compliance in all material respects with applicable oil and gas leases and applicable laws, rules and regulations, except where any failure or violation could not reasonably be expected to have a Material Adverse Effect on Tide West; and

                 (b) Proceeds from the sale of Hydrocarbons produced from Tide West's Oil and Gas Interests are being received by the Tide West Companies in a timely manner and are not being held in suspense for any reason (except for amounts, individually or in the aggregate, not in excess of $100,000 and held in suspense in the ordinary course of business).

         3.25 HYDROCARBON SALES AND PURCHASE AGREEMENTS. The DISCLOSURE SCHEDULE contains a complete list of the Hydrocarbon Agreements to which any of the Tide West Companies is a party involving total value or consideration in excess of $500,000. Except as otherwise set forth in the DISCLOSURE SCHEDULE, to the knowledge of Tide West, each of the Hydrocarbon Agreements is valid, binding and in full force and effect, and no party is in material breach or default of any Hydrocarbon Agreement, and no event has occurred that with notice or lapse of time (or both) would constitute a material breach or default or permit termination, modification or acceleration under any Hydrocarbon Agreement.

         3.26 FINANCIAL AND COMMODITY HEDGING. The DISCLOSURE SCHEDULE accurately summarizes the outstanding Hydrocarbon and financial hedging positions of the Tide West Companies (including fixed price controls, collars, swaps, caps, hedges and puts) as of the date reflected on the DISCLOSURE SCHEDULE.

         3.27 ENVIRONMENTAL MATTERS. Except as set forth in the DISCLOSURE SCHEDULE, to the knowledge of Tide West:

                 (a) Each of the Tide West Companies has conducted its business and operated its assets, and is conducting its business and operating its assets, in material compliance with all Environmental Laws;

                 (b) None of the Tide West Companies has been notified by any Governmental Authority or other third party that any of the operations or assets of any of the Tide West Companies is the subject of any investigation or inquiry by any Governmental Authority or other third party evaluating whether any material remedial action is needed to respond to a release or threatened release of any Hazardous Material or to the improper storage or disposal (including storage or disposal at offsite locations) of any Hazardous Material;

                 (c) None of the Tide West Companies and no other Person has filed any notice under any federal, state or local law indicating that (i) any of the Tide West Companies is responsible for the improper release into the environment, or the improper storage or disposal, of any Hazardous Material, or
(ii) any Hazardous Material is improperly stored or disposed of upon any property of any of the Tide West Companies;

                 (d) None of the Tide West Companies has any material contingent liability in connection with (i) the release or threatened release into the environment at, beneath or on any property now or previously owned or leased by any of the Tide West Companies, or (ii) the storage or disposal of any Hazardous Material;

                 (e) None of the Tide West Companies has received any claim, complaint, notice, inquiry or request for information involving any matter which remains unresolved as of the date hereof with respect to any alleged violation of any Environmental Law or regarding potential liability under any Environmental Law relating to operations or conditions of any facilities or property (including off-site storage or disposal of any Hazardous Material from such facilities or property) currently or formerly owned, leased or operated by any of the Tide West Companies;

                 (f) No property now or previously owned, leased or operated by any of the Tide West Companies is listed on the National Priorities List pursuant to CERCLA or on the CERCLIS or on any other federal or state list as sites requiring investigation or cleanup;

                 (g) None of the Tide West Companies is directly transporting, has directly transported, is directly arranging for the transportation of, or has directly transported, any Hazardous Material to any location which is listed on the National Priorities List pursuant to CERCLA, on the CERCLIS, or on any similar federal or state list or which is the subject of federal, state or local enforcement actions or other investigations that may lead to material claims against such company for remedial work, damage to natural resources or personal injury, including claims under CERCLA;

                 (h) There are no sites, locations or operations at which any of the Tide West Companies is currently undertaking, or has completed, any remedial or response action relating to any such disposal or release, as required by Environmental Laws; and

                 (i) All underground storage tanks and solid waste disposal facilities owned or operated by the Tide West Companies are used and operated in material compliance with Environmental Laws.

         3.28 BOOKS AND RECORDS. All books, records and files of the Tide West Companies (including those pertaining to Tide West's Oil and Gas Interests, wells and other assets, those pertaining to the production, gathering, transportation and sale of Hydrocarbons, and corporate, accounting, financial and employee records) (a) have been prepared, assembled and maintained in accordance with usual and customary policies and procedures and
(b) fairly and accurately reflect the ownership, use, enjoyment and operation by the Tide West Companies of their respective assets.

         3.29 BROKERS. Except as set forth on the DISCLOSURE SCHEDULE, no broker, finder, investment banker or other Person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder's or other fee or compensation based on any arrangement or agreement made by or on behalf of Tide West and for which Parent, or any of the Tide West Companies will have any obligation or liability.

         3.30 VOTE REQUIRED. The affirmative vote of the holders of a majority of the outstanding shares of Tide West Common Stock is the only vote of the holders of any class or series of Tide West capital stock or other voting securities necessary to approve this Agreement, the Merger and the transactions contemplated hereby.

         3.31 MAINTENANCE OF MACHINERY. All equipment and machinery owned by any of the Tide West Companies has had reasonable and prudent maintenance, upkeep and repair since the date it was acquired by the Tide West Companies.

         3.32 GAS IMBALANCES. To the knowledge of Tide West, except as is reflected on the DISCLOSURE SCHEDULE, Tide West has received no deficiency payments under gas contracts for which any party has a right to take deficiency gas from Tide West, nor has Tide West received any payments for production which are subject to refund or recoupment out of future production.

         3.33 CALLS ON PRODUCTION. Except as reflected on the DISCLOSURE SCHEDULE, no party has a call or preferential right to purchase production from any of Tide West's Oil and Gas Interests.

         3.34 SECTION 29 CREDITS. Tide West is entitled to tax credits under Section 29 of the Code. The approximate amount of such credits is accurately reflected in the materials and information provided by Tide West to Parent.

         3.35 ROYALTIES. To the knowledge of Tide West as to wells not operated by Tide West, and without qualification as to knowledge as to all wells operated by Tide West, all royalties, overriding royalties, compensatory royalties and other payments due from or in respect of production with respect to the Tide West's Oil and Gas Interests, have been or will be, prior to the Effective Time, properly and correctly paid or provided for in all material respects, except for those for which Tide West has a valid right to suspend.

         3.36 PAYOUT BALANCES. To the knowledge of Tide West, and based on information given to Tide West by third- party operators for all wells not operated by Tide West, the Payout Balance for any well owned by Tide West is properly reflected in the DISCLOSURE SCHEDULE as of the respective dates shown thereon. "PAYOUT BALANCE(S)" means the status, as of the dates of Tide West's calculations, of the recovery by Tide West or a third party of a cost amount specified in the contract relating to a well out of the revenue from such well where the net revenue interest of Tide West therein will be reduced when such amount has been recovered.

         3.37 PLUGGING AND ABANDONMENT LIABILITIES. Except to the extent expressly set forth in the DISCLOSURE SCHEDULE, Tide West has no obligation as of the date of this Agreement under applicable statutes and regulations to plug and abandon any well.

         3.38 PREPAYMENTS. Except as reflected in the DISCLOSURE SCHEDULE, no prepayment for Hydrocarbon sales has been received by Tide West for Hydrocarbons which have not been delivered as of the date hereof..

         3.39 DISCLOSURE AND INVESTIGATION. No representation or warranty of Tide West set forth in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein not misleading.


                                   ARTICLE 4

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

         Parent and Merger Sub hereby jointly and severally represent and warrant to Tide West as follows:

         4.1 ORGANIZATION. Each of Parent and Merger Sub (a) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, (b) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted, and (c) is duly qualified to do business as a foreign corporation, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary (except where any failure to be so qualified as a foreign corporation or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent). Copies of the certificate of incorporation and by-laws of each of Parent and Merger Sub have heretofore been delivered to Tide West, and such copies are accurate and complete as of the date hereof.

         4.2 AUTHORITY AND ENFORCEABILITY. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and deliver this Agreement and (with respect to consummation of the Tide West Proposal, subject to the approval by the stockholders of Parent) to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and (with respect to consummation of the Tide West Proposal, subject to the approval by the stockholders of Parent) the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, including approval by the board of directors of Parent and the board of directors and stockholders of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution or delivery of this Agreement or (with respect to consummation of the Tide West Proposal, subject to the approval by the stockholders of Parent) to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (with respect to consummation of the Tide West Proposal, subject to the approval by the stockholders of Parent, and assuming that this Agreement constitutes a valid and binding obligation of Tide West) constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms.

         4.3 NO VIOLATIONS. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance by Parent and Merger Sub with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the properties or assets of Parent or any Parent Material Subsidiary under, any provision of (a) the certificate of incorporation or by-laws of Parent or Merger Sub or any provision of the comparable charter or organizational documents of any Parent Material Subsidiary, (b) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to Parent, Merger Sub or any Parent Material Subsidiary, or (c) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 4.4 are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent, Merger Sub or any Parent Material Subsidiary or any of their respective properties or assets, other than, in the case of clause (b) or
(c) above, any such conflict, violation, default, right, loss or Lien that, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

         4.4 CONSENTS AND APPROVALS. No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Governmental Authority is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for the following: (a) any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on Parent; (b) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the provisions of the DGCL;
(c) the filing of a pre-merger notification report by Parent under the HSR Act and the expiration or termination of the applicable waiting period; (d) the filing with the SEC of the Registration Statement and such reports under
Section 13(a) of the Exchange Act
and such other compliance with the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be so required; (e) the filing with the NYSE of a listing application relating to the shares of Parent Common Stock to be issued pursuant to the Merger and the obtaining from the NYSE of its approvals thereof; (f) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws or Environmental Laws; and (g) such filings and approvals as may be required by any foreign pre-merger notification, securities, corporate or other law, rule or regulation. No Third-Party Consent is required by or with respect to Parent, Merger Sub or any Parent Material Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (x) any such Third-Party Consent which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Parent, and (y) the valid approval of the Tide West Proposal by the stockholders of Parent.

         4.5 SEC DOCUMENTS. Parent has made available to Tide West a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC since December 31, 1994, and prior to the date of this Agreement (the "PARENT SEC DOCUMENTS"), which are all the documents (other than preliminary material) that Parent was required to file with the SEC since such date. As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         4.6 FINANCIAL STATEMENTS. The Parent Financial Statements were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present, in accordance with applicable requirements of GAAP (in the case of the unaudited statements, subject to normal, recurring adjustments), the consolidated financial position of Parent and its subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Parent and its subsidiaries for the periods presented therein.

         4.7     CAPITAL STRUCTURE.

                 (a) The authorized capital stock of Parent consists of 30,000,000 shares of Parent Common Stock and 15,000,000 shares of Parent Preferred Stock. The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock.

                 (b) There are issued and outstanding 10,948,513 shares of Parent Common Stock and no shares of Parent Preferred Stock. 1,490,699 shares of Parent Common Stock are issuable upon exercise of outstanding stock options and warrants. 22,718 shares of Parent Common Stock and no shares of Parent Preferred Stock are held by Parent as treasury stock.

                 (c) Except as set forth in Section 4.7(b), there are outstanding (i) no shares of capital stock or other voting securities of Parent, (ii) no securities of Parent or any other Person convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Parent, and (iii) no subscriptions, options, warrants, calls, rights (including *preemptive rights, commitments, understandings or agreements to which Parent is a party or by which it is bound) obligating Parent to issue, deliver, sell, purchase, redeem or acquire shares of capital stock or other voting securities of Parent (or securities convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Parent) or obligating Parent to grant, extend or enter into any such subscription, option, warrant, call, right, commitment, understanding or agreement.

                 (d) All outstanding shares of Parent capital stock are, and (when issued) the shares of Parent Common Stock to be issued pursuant to the Merger and upon exercise of the Tide West Stock Options or Tide West Warrants will be, validly issued, fully paid and nonassessable and not subject to any preemptive right.

                 (e) 1,000 shares of Merger Sub Common Stock are issued and outstanding, all of which are owned by Parent. All outstanding shares of Merger Sub Common Stock are validly issued, fully paid and nonassessable and not subject to any preemptive right.

                 (f) As of the date hereof there is no, and at the Effective Time there will not be any, stockholder agreement, voting trust or other agreement or understanding to which Parent is a party or by which it is bound relating to the voting of any shares of the capital stock of Parent.

         4.8 GOVERNMENTAL REGULATION. Neither Parent nor any of its subsidiaries is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, the Investment Company Act of 1940 or any state public utilities laws.

         4.9 LITIGATION. There is no litigation, proceeding or investigation pending or, to the knowledge of Parent, threatened against or affecting Parent or Merger Sub that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by Parent or Merger Sub in connection with the transactions contemplated hereby.

         4.10 INTERIM OPERATIONS OF MERGER SUB. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business or activity (or conducted any operations) of any kind, entered into any agreement or arrangement with any person or entity, or incurred, directly or indirectly, any material liabilities or obligations, except in connection with its incorporation, the negotiation of this Agreement, the Merger and the transactions contemplated hereby.

         4.11 FUNDING. Parent has available adequate funds in an aggregate amount sufficient to pay (a) all amounts required to be paid to the stockholders of Tide West upon consummation of the Merger, (b) all amounts required to be paid in respect of all Tide West Stock Options and Tide West Warrants upon exercise thereof, and (c) all expenses incurred by Parent and Merger Sub in connection with this Agreement and the transactions contemplated hereby.

         4.12 BROKERS. Except as has been disclosed in writing to Tide West concerning Parent's arrangement with Lehman Brothers, no broker, finder, investment banker or other Person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder's or other fee or compensation based on any arrangement or agreement made by or on behalf of Parent or Merger Sub and for which Parent, Merger Sub or any of the Tide West Companies will have any obligation or liability.

         4.13 DISCLOSURE AND INVESTIGATION. No representation or warranty of Parent or Merger Sub set forth in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein not misleading.

                                   ARTICLE 5

                                   COVENANTS

         5.1 CONDUCT OF BUSINESS BY TIDE WEST PENDING CLOSING. Tide West covenants and agrees with Parent and Merger Sub that, from the date of this Agreement until the Effective Time, each of the Tide West Companies will conduct its business only in the ordinary and usual course consistent with past practices. Notwithstanding the preceding sentence, Tide West covenants and agrees with Parent and Merger Sub that, except as specifically contemplated in this Agreement, from the date of this Agreement until the Effective Time, without the prior written consent of Parent:

                 (a) None of the Tide West Companies will (i) amend its certificate or articles of incorporation or by-laws; (ii) split, combine or reclassify any of its outstanding capital stock; (iii) declare, set aside or pay any dividends or other distributions (whether payable in cash, property or securities) with respect to its capital stock; (iv) issue, sell or agree to issue or sell any securities, including its capital stock, any rights, options or warrants to acquire its capital stock, or securities convertible into or exchangeable or exercisable for its capital stock (other than shares of Tide West Common Stock issued pursuant to the exercise of any Tide West Stock Option, shares of Tide West Common Stock issued pursuant to the exercise of any Tide West Common Stock Warrant or shares of Tide West Common Stock and Tide West Common Stock Warrants issued pursuant to the exercise of any Tide West Unit Warrant, each as outstanding on the date of this Agreement); (v) purchase, cancel, retire, redeem or otherwise acquire any of its outstanding capital stock or other securities; (vi) merge or consolidate with, or transfer all or substantially all of its assets to, another corporation or other business entity; (vii) liquidate, wind-up or dissolve (or suffer any liquidation or dissolution); or (viii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

                 (b) None of the Tide West Companies will (i) acquire any corporation, partnership or other business entity or any interest therein (other than interests in joint ventures, joint operation or ownership arrangements or tax partnerships acquired in the ordinary course of business);
(ii) sell, lease or sublease, transfer or otherwise dispose of or mortgage, pledge or otherwise encumber any Oil and Gas Interests of Tide West that were assigned a value in the Reserve Data Value in excess of $50,000, individually, or $250,000, in the aggregate, or any other assets that have a value at the time of such sale, lease, sublease, transfer or disposition in excess of $50,000, individually, or $250,000, in the aggregate, (except that this clause shall not apply to the sale of Hydrocarbons in the ordinary course of business or to encumbrances under either of the Bank Credit Agreements); (iii) farm-out any Oil and Gas Interest of Tide West or interest therein; (iv) sell, transfer or otherwise dispose of or mortgage, pledge or otherwise encumber any securities of any other Person (including any capital stock or other securities in TWTT or Draco or any partnership interest in Horizon or Roden); (v) make any material loans, advances or capital contributions to, or investments in, any Person (other than loans or advances in the ordinary course of business and consistent with past practices or capital contributions to either Horizon or Roden required by the terms of its partnership agreement); (vi) enter into any Tide West Material Agreement or any other agreement not terminable by any of the Tide West Companies upon notice of 30 days or less and without penalty or other obligation (other than Hydrocarbon Agreements entered into in the ordinary course of business and consistent with past practices); or (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

                 (c) None of the Tide West Companies will (i) permit to be outstanding at any time under the Bank Credit Agreement indebtedness for borrowed money in excess of $45,000,000; (ii) incur any indebtedness for borrowed money other than under the Bank Credit Agreement; (iii) incur any other obligation or liability (other than liabilities incurred in the ordinary course of business and consistent with past practices); (iv) assume, endorse (other than endorsements of negotiable instruments in the ordinary course of business), guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the liabilities or obligations of any Person (other than Parent Guaranties entered into in the ordinary course of business and consistent with past practices); or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

                 (d) The Tide West Companies will operate, maintain and otherwise deal with the Oil and Gas Interests of Tide West in accordance with good and prudent oil and gas field practices and in accordance with all applicable oil and gas leases and other contracts or agreements and all applicable laws, rules and regulations.

                 (e) None of the Tide West Companies shall resign, transfer or otherwise voluntarily relinquish any right it has as of the date of this Agreement, as operator of any Oil and Gas Interest of Tide West.

                 (f) None of the Tide West Companies will (i) enter into, or otherwise become liable or obligated under or pursuant to, (1) any employee benefit, pension or other plan (whether or nor subject to ERISA), (2) any other stock option, stock purchase, incentive or deferred compensation plans or arrangements or other fringe benefit plan, or (3) any consulting, employment, severance, termination or similar agreement with any Person, or amend or extend any such plan, arrangement or agreement; (ii) except for payments made pursuant to any Tide West Employee Benefit Plan or any plan, agreement or arrangement described in the DISCLOSURE SCHEDULE, grant, or otherwise become liable for or obligated to pay, any severance or termination payments, bonuses or increases in compensation or benefits (other than payments, bonuses or increases that are mandated by the terms of agreements existing as of the date hereof or that are paid in the ordinary course of business, consistent with past practices, and not individually or in the aggregate material in amount) to, or forgive any indebtedness of, any employee or consultant;

or (iii) enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

                 (g) The Tide West Companies will keep and maintain accurate books, records and accounts in accordance with GAAP.

                 (h) None of the Tide West Companies will create, incur, assume or permit to exist any Lien on any of its assets, except for Permitted Encumbrances.

                 (i) The Tide West Companies will (i) pay all Taxes, assessments and other governmental charges imposed upon any of their assets or with respect to their franchises, business, income or assets before any penalty or interest accrues thereon; (ii) pay all claims (including claims for labor, services, materials and supplies) that have become due and payable and which by law have or may become a Lien upon any of their assets prior to the time when any penalty or fine shall be incurred with respect thereto or any such Lien shall be imposed thereon; and (iii) comply in all material respects with the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority, obtain or take all Governmental Actions necessary in the operation of their businesses, and comply with and enforce the provisions of all Tide West Material Agreements, including paying when due all rentals, royalties, expenses and other liabilities relating to their businesses or assets; provided, however, Tide West will not be in violation of this Section 5.1(i) if any of the Tide West Companies incur obligations for penalties and interest in connection with gross production tax reporting in the ordinary course of business; and provided further, that the Tide West Companies may contest the imposition of any such Taxes, assessments and other governmental charges, any such claim, or the requirements of any applicable law, rule, regulation or order or any Tide West Material Agreement if done so in good faith by appropriate proceedings and if adequate reserves are established in accordance with GAAP or as may be determined as sufficient by Tide West's board of directors.

                 (j) The Tide West Companies will maintain in full force and effect the policies or binders of insurance described in Section 3.21.

                 (k) The Tide West Companies will at all times preserve and keep in full force and effect their corporate existence and rights and franchises material to their performance under this Agreement.

                 (l) Tide West will not engage in any practice, take any action or permit by inaction any of the representations and warranties contained in Section 3.1, 3.2, 3.4, 3.5, 3.8, 3.11, 3.12, 3.14, 3.17, 3.18,
3.19, 3.27, 3.28, 3.29, 3.31, 3.33, 3.35 or 3.39 to become untrue.

                 (m) Tide West will not engage in any practice, take any action, or permit by inaction any of the representations and warranties contained in Section 3.10 (other than clause (n) thereof) to become untrue, except (i) Tide West may pay successful deal bonuses to its employees as disclosed in the DISCLOSURE SCHEDULE, (ii) all currently outstanding Tide West Stock Options will become fully vested prior to the Effective Time, (iii) Tide West may make or commit to make capital expenditures as described in the DISCLOSURE SCHEDULE, not to exceed $3,000,000 in the aggregate, (iv) the Tide West Companies may enter into fully covered commodity swap, hedging and similar arrangements; and (v) Tide West may pay, to marketers and executives, bonuses relating to marketing during the first quarter, consistent with past practices.

         5.2 CONDUCT OF BUSINESS BY PARENT PENDING CLOSING. Parent covenants and agrees with Tide West that, from the date of this Agreement until the Effective Time, except for transactions disclosed by Parent to Tide West prior to the date hereof, Parent will conduct its business only in the ordinary and usual course consistent with past practices. Notwithstanding the preceding sentence, Parent covenants and agrees with Tide West that, from the date of this Agreement until the Effective Time, without the prior written consent of Tide West:

                 (a) Parent will not (i) split, combine or reclassify any of its outstanding capital stock; (ii) declare, set aside or pay any dividends or other distributions (whether payable in cash, property or securities) with respect to its capital stock other than a dividend of rights to holders of Parent Common Stock in connection with the adoption and implementation of a shareholder rights plan; (iii) merge or consolidate with, or transfer all or substantially all of its assets to, another corporation or other business entity; (iv) liquidate, wind-up or dissolve (or suffer any liquidation or dissolution); or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

                 (b) Parent will at all times preserve and keep in full force and effect its corporate existence and rights and franchises material to its performance under this Agreement.

                 (c) Parent will not engage in any practice, take any action or permit by inaction, any of the representations and warranties contained in Section 4.1, 4.3, 4.4, 4.7, 4.8, 4.10, 4.11, 4.12 or 4.13 to
become untrue.

         5.3     ACCESS TO ASSETS, PERSONNEL AND INFORMATION.

                 (a) From the date hereof until the Effective Time, Tide West shall afford to Parent and the Parent Representatives, at Parent's sole risk and expense, reasonable access to any of the assets, books and records, contracts, employees, representatives, agents and facilities of the Tide West Companies and shall, upon request, furnish promptly to Parent (at Parent's expense) a copy of any file, book, record, contract, permit, correspondence, or other written information, document or data concerning any of the Tide West Companies (or any of their respective assets) that is within the possession or control of Tide West. During such period, Tide West will make available to a reasonable number of Parent Representatives adequate office space and facilities at the principal office facility of Tide West in Tulsa, Oklahoma, and will permit a reasonable number of Parent Representatives to observe, but not participate in, staff meetings at those facilities and other facilities of any of the Tide West Companies.

                 (b) Parent and the Parent Representatives shall have the right to make an environmental and physical assessment of the assets of the Tide West Companies and, in connection therewith, shall have the right to enter and inspect such assets and all buildings and improvements thereon, conduct soil and water tests and borings and generally conduct such tests, examinations, investigations and studies as Parent deems necessary, desirable or appropriate for the preparation of engineering or other reports relating to such assets, their condition and the presence of Hazardous Materials. Tide West shall be provided 24 hours prior notice of such activities, and Tide West Representatives shall have the right to witness all such tests and investigations. Parent shall (and shall cause the Parent Representatives to) keep any data or information acquired by any such examinations and the results of any analyses of such data and information strictly confidential and will not (and will cause the Parent Representatives not to) disclose any of such data, information or results to any Person unless otherwise required by law or regulation and then only after written notice to Tide West of the determination of the need for disclosure. Parent shall indemnify, defend and hold the Tide West Companies and the Tide West Representatives harmless from and against any and all claims to the extent arising out of or as a result of the activities of Parent and the Parent Representatives on the assets of the Tide West Companies in connection with conducting such environmental and physical assessment, except to the extent of and limited by the negligence or willful misconduct of any of the Tide West Companies or any Tide West Representative.

                 (c) From the date hereof until the Effective Time, Parent shall afford to Tide West and the Tide West Representatives, at Tide West's sole risk and expense, reasonable access to any of the assets, books and records, contracts, employees, representatives, agents and facilities of Parent and the Parent Material Subsidiaries and shall, upon request, furnish promptly to Tide West (at Tide West's expense) a copy of any file, book, record, contract, permit, correspondence, or other written information, document or data concerning Parent or any of the Parent Material Subsidiaries (or any of their respective assets) that is within the possession or control of Parent.

                 (d) From the date hereof until the Effective Time, Tide West will fully and accurately disclose, and will cause each of TWTT and Draco to fully and accurately disclose, to Parent and the Parent Representatives all information that is (i) reasonably requested by Parent or any of the Parent Representatives, (ii) known to any of the Tide West Companies, and (iii) relevant in any manner or degree to the value, ownership, use, operation, development or transferability of the assets of any of the Tide West Companies.

                 (e) From the date hereof until the Effective Time, Parent will fully and accurately disclose, and will cause each of the Parent Material Subsidiaries to fully and accurately disclose, to Tide West and the Tide West Representatives all information that is (i) reasonably requested by Tide West or any of the Tide West Representatives, (ii) known to Parent or any Parent Material Subsidiary, and (iii) relevant in any manner or degree to the value, ownership, use, operation, development or transferability of the assets of Parent or any Parent Material Subsidiary.

                 (f) From the date hereof until the Effective Time, each of Parent and Tide West shall (i) furnish to the other, promptly upon receipt or filing (as the case may be), a copy of each communication between such party and the SEC after the date hereof relating to the Merger or the Registration Statement and each report, schedule, registration statement or other document filed by such party with the SEC after the date hereof relating to the Merger, and (ii) promptly advise the other of the substance of any oral communications between such party and the SEC relating to the Merger or the Registration Statement.

                 (g) Tide West will (and will cause TWTT, Draco and the Tide West Representatives to) fully cooperate in all reasonable respects with Parent and the Parent Representatives in connection with Parent's examinations, evaluations and investigations described in this Section 5.3, and Parent will (and will cause the Parent Representatives to) fully cooperate in all reasonable respects with Tide West and the Tide West Representatives in connection with Tide West's examinations, evaluations and investigations described in this Section 5.3.

                 (h) Tide West agrees that it will not (and will cause the Tide West Representatives not to), and Parent agrees that it will not (and will cause the Parent Representatives not to), use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

                 (i) Notwithstanding anything in this Section 5.3 to the contrary, (i) Tide West shall not be obligated under the terms of this Section
5.3 to disclose to Parent or the Parent Representatives, or grant Parent or the Parent Representatives access to, information that is within Tide West's possession or control but subject to a valid and binding confidentiality agreement with a third party without first obtaining the consent of such third party, and Tide West, to the extent reasonably requested by Parent, will use its best efforts to obtain any such consent; and (ii) Parent shall not be obligated under the terms of this Section 5.3 to disclose to Tide West or the Tide West Representatives, or grant Tide West or the Tide West Representatives access to, information that is within Parent's possession or control but subject to a valid and binding confidentiality agreement with a third party without first obtaining the consent of such third party, and Parent, to the extent reasonably requested by Tide West, will use its best efforts to obtain any such consent.

         5.4     NO SOLICITATION.

                 (a) Immediately following the execution of this Agreement, Tide West will (and will use its best efforts to cause each of the Tide West Representatives to) terminate any and all existing activities, discussions and negotiations with third parties (other than Parent) with respect to any possible transaction involving the acquisition of the Tide West Common Stock or the merger or other business combination of Tide West with or into any such third party.

                 (b) Tide West will not (and will use its best efforts to cause the Tide West Representatives not to) solicit, initiate or knowingly encourage the submission of, any offer or proposal to acquire all or any part of the Tide West Common Stock or all or any material portion of the assets or business of Tide West (other than the transactions contemplated by this Agreement), whether by merger, purchase of assets, tender offer, exchange offer or otherwise (an "ALTERNATIVE PROPOSAL"); provided, however, that, if Tide West or any Tide West Representative shall receive an Alternative Proposal, then Tide West Representatives may discuss such Alternative Proposal with the Person presenting such Alternative Proposal and provide information to such Person if the board of directors of Tide West determines in good faith, after considering the advice of its legal counsel, that it is required to do so in order to discharge properly its fiduciary duty to Tide West's stockholders.

                 (c) Tide West will promptly communicate to Parent the terms and conditions of any Alternative Proposal that it may receive and will keep Parent informed as to the status of any actions, including any discussions, taken pursuant to such Alternative Proposal.

                 (d) If Tide West or any Tide West Representative receives an Alternative Proposal and the board of directors of Tide West determines in good faith, after considering the advice of its legal counsel, that it is required to do so in order to discharge properly its fiduciary duty to Tide West's stockholders, then Tide West Representatives may negotiate the terms of such Alternative Proposal and a binding definitive agreement with such Person with respect thereto (an "ALTERNATIVE TRANSACTION").

                 (e) Nothing in this Section 5.4 shall permit Tide West to terminate this Agreement except as specifically provided in Section 7.1.

         5.5 TIDE WEST STOCKHOLDERS MEETING. Tide West shall take all action necessary in accordance with applicable law and its certificate of incorporation and by-laws to convene a meeting of its stockholders as promptly as practicable after the date hereof for the purpose of voting on the Tide West Proposal. The board of directors of Tide West shall recommend approval of the Tide West Proposal and shall take all lawful action to solicit such approval, including timely mailing the Proxy Statement/Prospectus to the stockholders of Tide West. Notwithstanding the above, however, the following shall be conditions to the mailing of the Proxy Statement/Prospectus:

                 (a) Tide West shall have received an opinion from Merrill Lynch or another firm of investment bankers or financial advisors selected by Tide West (which opinion shall be acceptable in form and substance to Tide
West) to the effect that the consideration to be received in the Merger by the holders of shares of Tide West Common Stock is fair to such holders from a financial point of view, and such opinion shall not have been withdrawn, revoked or modified.

                 (b) Tide West shall have received an opinion (reasonably acceptable in form and substance to Tide West) from Conner & Winters, A Professional Corporation (or such other firm as is reasonably acceptable to Tide West) to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of Parent, Tide West and Merger Sub will be a party to such reorganization within the meaning of Section 368(b) of the Code, (iii) no gain or loss will be recognized by Parent, Tide West or Merger Sub as a result of the Merger, and (iv) no gain or loss, except with respect to the amount of Cash Consideration received, will be recognized by a stockholder of Tide West as a result of the Merger with respect to the shares of Tide West Common Stock converted into shares of Parent Common Stock by such stockholder, and such opinion shall not have been withdrawn, revoked or modified. Such opinion may be based upon representations of the parties and shareholders of the parties.

                 (c) Tide West shall have received a letter from Arthur Andersen & Co., independent public accountants, addressed to Parent and Tide West, dated as of the date the Proxy Statement/Prospectus is first mailed to Tide West's stockholders, in form and substance reasonably satisfactory to Tide West, in connection with such accountants' review of certain financial and accounting matters contained in the Proxy Statement/Prospectus and the Registration Statement.

         5.6 PARENT STOCKHOLDERS MEETING. Parent shall take all action necessary in accordance with applicable law and its certificate of incorporation and bylaws to convene a meeting of its stockholders as promptly as practicable after the date hereof for the purpose of voting on the Tide West Proposal. The Board of Directors of Parent shall recommend approval of the Tide West Proposal and shall take all lawful action to solicit such approval, including timely mailing the Proxy Statement/Prospectus to the stockholders of Parent. Notwithstanding the above, however, the following shall be conditions to the mailing of the Proxy Statement/Prospectus:

                 (a) Parent shall have received an opinion from Lehman Brothers or another firm of investment bankers or financial advisors selected by Parent (which opinion shall be acceptable in form and substance to Parent) to the effect that the Merger is fair to the Parent from a financial point of view, and such opinion shall not have been withdrawn, revoked or modified.

                 (b) Parent shall have received an opinion of the type described in Section 5.5(b), from counsel as is reasonably acceptable to Parent and such opinion shall not have been withdrawn, revoked or modified.

                 (c) Parent shall have received a letter from Arthur Andersen & Co., independent public accountants, addressed to Parent and Tide West, dated as of the date the Proxy Statement/Prospectus is first mailed to Parent's stockholders, in form and substance reasonably satisfactory to Parent, in connection with such accountants' review of certain financial and accounting matters contained in the Proxy Statement/Prospectus and the Registration Statement.

         5.7     REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS.

                 (a) Parent and Tide West shall cooperate and promptly prepare the Registration Statement, and Parent shall file the Registration Statement with the SEC as soon as practicable after the date hereof and in any event not later than 45 days after the date hereof. Parent shall use its best efforts, and Tide West shall cooperate with Parent (including furnishing all information concerning Tide West and the holders of Tide West Common Stock as may be reasonably requested by Parent), to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Parent shall use its best efforts, and Tide West shall cooperate with Parent, to obtain all necessary state securities laws or "blue sky" permits, approvals and registrations in connection with the issuance of Parent Common Stock pursuant to the Merger.

                 (b) Parent and Tide West will cause the Registration Statement (including the Proxy Statement/Prospectus), at the time it becomes effective under the Securities Act, to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder.

                 (c) Tide West hereby covenants and agrees with Parent that (i) the Registration Statement (at the time it becomes effective under the Securities Act and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall apply only to information contained in the Registration

Statement that was supplied by Tide West specifically for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of Tide West and Parent, at the time of the Tide West Meeting and the Parent Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall not apply to any information contained in the Proxy Statement/Prospectus that was supplied by Parent specifically for inclusion therein). If, at any time prior to the Effective Time, any event with respect to Tide West, or with respect to other information supplied by Tide West specifically for inclusion in the Registration Statement, occurs and such event is required to be described in an amendment to the Registration Statement, Tide West shall promptly notify Parent of such occurrence and shall cooperate with Parent in the preparation and filing of such amendment. If, at any time prior to the Effective Time, any event with respect to Tide West, or with respect to other information included in the Proxy Statement/Prospectus, occurs and such event is required to be described in a supplement to the Proxy Statement/Prospectus, such event shall be so described and such supplement shall be promptly prepared, filed and disseminated.

                 (d) Parent hereby covenants and agrees with Tide West that (i) the Registration Statement (at the time it becomes effective under the Securities Act and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall not apply to any information contained in the Registration Statement that was supplied by Tide West specifically for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of Tide West and Parent, at the time of the Tide West Meeting and the Parent Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall apply only to information contained in the Proxy Statement/Prospectus that was supplied by Parent specifically for inclusion therein). If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information included in the Registration Statement, occurs and such event is required to be described in an amendment to the Registration Statement, such event shall be so described and such amendment shall be promptly prepared and filed. If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information supplied by Parent specifically for inclusion in the Proxy Statement/Prospectus, occurs and such event is required to be described in a supplement to the Proxy Statement/Prospectus, Parent shall promptly notify Tide West of such occurrence and shall cooperate with Tide West in the preparation, filing and dissemination of such supplement.

                 (e) Neither the Registration Statement nor the Proxy Statement/Prospectus nor any amendment or supplement thereto will be filed or disseminated to the stockholders of Tide West or Parent without the approval of both Parent and Tide West. Parent shall advise Tide West, promptly after it receives notice thereof, of the time when the Registration Statement has become effective under the Securities Act, the issuance of any stop order with respect to the Registration Statement, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any comments or requests for additional information by the SEC with respect to the Registration Statement.

         5.8 STOCK EXCHANGE LISTING. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

         5.9 ADDITIONAL ARRANGEMENTS. Subject to the terms and conditions herein provided, each of Tide West and Parent shall take, or cause to be taken, all action and shall do, or cause to be done, all things necessary, appropriate or desirable under the HSR Act and any other applicable laws and regulations or under applicable governing agreements to consummate and make effective the transactions contemplated by this Agreement, including using its best efforts to obtain all necessary waivers, consents and approvals and effecting all necessary registrations and filings. Each of Tide West and Parent shall take, or cause to be taken, all action or shall do, or cause to be done, all things necessary, appropriate or desirable to cause the covenants and conditions applicable to the transactions contemplated hereby to be performed or satisfied as soon as practicable. In addition, if any Governmental Authority shall have issued any order, decree, ruling or injunction, or taken any other action that would have the effect of restraining, enjoining or otherwise prohibiting or preventing the consummation of the transactions contemplated hereby, each of Tide West and Parent shall use its reasonable efforts to have such order, decree, ruling or injunction or other action declared ineffective as soon as practicable.

         5.10 AGREEMENTS OF AFFILIATES. At least 30 days prior to the Effective Time, Tide West shall cause to be prepared and delivered to Parent a list identifying all Persons who, at the time of the Tide West Meeting, may be deemed to be "affiliates" of Tide West as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act. Tide West shall use its best efforts to cause each Person who is identified as an affiliate of Tide West in such list to execute and deliver to Parent, on or prior to the Closing Date, a written agreement, in the form attached hereto as EXHIBIT 5.10 (if such Person has not executed and delivered an agreement substantially to the same effect contemporaneously with the execution of this Agreement). Parent shall be entitled to place legends as specified in such agreements on the Parent Certificates representing any Parent Common Stock to be issued to such Persons in the Merger.

         5.11 PUBLIC ANNOUNCEMENTS. Prior to the Closing, Tide West and Parent will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any press release or make any such public statement prior to obtaining the approval of the other party; provided, however, that such approval shall not be required where such release or announcement is required by applicable law; and provided further, that either Tide West or Parent may respond to inquiries by the press or others regarding the transactions contemplated by this Agreement, so long as such responses are consistent with such party's previously issued press releases.

         5.12 NOTIFICATION OF CERTAIN MATTERS. Tide West shall give prompt notice to Parent of (a) any representation or warranty contained in Article 3 being untrue or inaccurate when made, (b) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 3 to be untrue or inaccurate on the Closing Date, or (c) any failure of Tide West to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder. Parent shall give prompt notice to Tide West of (x) any representation or warranty contained in Article 4 being untrue or inaccurate when made, (y) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 4 to be untrue or inaccurate on the Closing Date, or (z) any failure of Parent to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder.

         5.13 PAYMENT OF EXPENSES. Each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, whether or not the Merger shall be consummated, except that (a) the fee for filing the Registration Statement with the SEC shall be borne by Parent; (b) the costs and expenses associated with printing the Proxy Statement/Prospectus shall be borne equally by Parent and Tide West; and (c) the costs and expenses associated with mailing the Proxy Statement/Prospectus to the stockholders of (i) Tide West, and soliciting the votes of the stockholders of Tide West, shall be borne by Tide West, and (ii) Parent, and soliciting the votes of the stockholders of Parent, shall be borne by Parent.

         5.14 REGISTRATION RIGHTS. Parent and the Major Tide West Stockholder shall enter into a Registration Rights Agreement, in the form attached hereto as EXHIBIT 5.14, at the Closing.

         5.15 INSURANCE; INDEMNIFICATION. The Parent shall cause the Director and Officer Liability Insurance coverage currently maintained by Tide West to continue in effect for a period of not less than one year following the Effective Time. From and after the Effective Time, Parent shall indemnify and hold harmless each person who is, has been at any time prior to the date hereof, or becomes prior to the Effective Time, an officer or director of any of the Tide West Companies (collectively, the "INDEMNIFIED PARTIES") against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by him in his capacity as an officer or director of any of the Tide West Companies, which acts or omissions occurred prior to the Effective Time; provided, however, that Parent shall be under no obligation to indemnify any Indemnified Party pursuant to this Section 5.15 except to the extent that such Indemnified Party was entitled to indemnification from any of the Tide West Companies (pursuant to applicable law or contract) immediately prior to the Effective Time. The procedures associated with such indemnification shall be the same as those associated with the Indemnified Parties' indemnification from any of the Tide West Companies, as the case may be, immediately prior to the Effective Time (provided, however, that Parent shall be under no obligation to deposit trust funds pursuant to any "change-in-control" or similar provisions). Tide West hereby agrees that, from and after the date hereof until the Effective Time, it will not (and it will cause each of TWTT and Draco not to) amend, modify or otherwise alter any contractual provision under which any Indemnified Party is entitled to indemnification from any of the Tide West Companies at the time of the execution of this Agreement. The provisions of this Section 5.15 are intended to be for the benefit of, and shall be enforceable by, the parties hereto and each Indemnified Party and their respective heirs and representatives.

         5.16 TIDE WEST EMPLOYEES. After the Effective Time, it is expected that Parent may, in its sole discretion, offer employment to, or cause the Tide West Companies to continue the employment of, certain employees of the Tide
West Companies (the "RETAINED EMPLOYEES").   Parent shall provide the Retained
Employees with the same benefits that accrue to employees of Parent and its subsidiaries. In addition, for a period of 12 months following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, either (a) maintain the effectiveness of the Tide West Employee Benefit Plans for the benefit of the Retained Employees or (b) provide the Retained Employees with the rights and benefits of Parent's employee benefit plans. With respect to employees of the Tide West Companies who are not Retained Employees, Parent shall, for a period of 18 months following the Effective Time, either (a) maintain the Tide West health benefit plans for the benefit of such persons, or (b) provide such persons with the rights and benefits of Parent's employee health benefit plans; provided, that Parent shall not be required to pay the premiums for coverage under such plans for any such persons, except to the extent provided in any severance agreement agreed to by the Tide West Companies and Parent. Parent further agrees that the Retained Employees shall be credited for their service with the Tide West Companies, and their respective predecessor entities, for purposes of eligibility and vesting in the employee plans provided by Parent. The Retained Employees' benefits under Parent's medical benefit plan shall not be subject to any exclusions for any pre-existing conditions, and credit shall be received for any deductibles or out-of-pocket amounts previously paid. Parent shall, or shall cause the Surviving Corporation to, fulfill all coverage continuation obligations imposed by Section 4980B of the Code and Section 601 of ERISA for those employees of the Tide West Companies who are not Retained Employees. The provisions of this
Section 5.16 are intended to be for the benefit of, and shall be enforceable by, the parties hereto and the employees of the Tide West Companies covered by the Tide West Employee Benefit Plans at the Effective Time and their respective heirs and representatives.

                 5.17 RESTRUCTURING OF MERGER. If the condition to Closing set forth in Section 6.3(g) is not either satisfied or waived by Tide West, upon written notice from Tide West delivered to Parent within 15 days after the approval of the Tide West Proposal at both the Tide West Meeting and the Parent Meeting, the Merger shall be restructured under Section 351 of the Code as a "Horizontal Double Dummy" transaction whereby (a) the holders of Parent Common Stock would receive one share of common stock ("Newco Common Stock") of a newly created holding company ("Newco") in exchange for each share of Parent Common Stock as a result of a merger of a newly created subsidiary of Newco with and into Parent, and (b) the holders of Tide West Common Stock would receive $8.75 and .6295 of a share of Newco Common Stock for each share of Tide West Common Stock as a result of a merger of another newly created subsidiary of Newco with and into Tide West. In such event, this Agreement shall be deemed to be appropriately modified to reflect such restructuring and the parties hereto shall use their reasonable best efforts to effect such restructured transaction.

                                   ARTICLE 6

                                   CONDITIONS

         6.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

                 (a) STOCKHOLDER APPROVAL. The Tide West Proposal shall have been duly and validly approved and adopted by the stockholders of Tide West and Parent, all as required by the DGCL and the charter and bylaws of Tide West and Parent.

                 (b) OTHER APPROVALS. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all filings required to be made prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, any Governmental Authority or other person in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Tide West, Parent and Merger Sub shall have been made or obtained (as the case may be), except where the failure to obtain such consents, approvals, permits and authorizations would not be reasonably likely to result in a Material Adverse Effect on Parent (assuming the Merger has taken place) or to materially adversely affect the consummation of the Merger.

                 (c) SECURITIES LAW MATTERS. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall be effective at the Effective Time, and no stop order suspending such effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend such effectiveness shall have been initiated and be continuing, and all necessary approvals under state securities laws relating to the issuance or trading of the Parent Common Stock to be issued in the Merger shall have been received.

                 (d) NO INJUNCTIONS OR RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that prior to invoking this condition, each party shall have complied fully with its obligations under Section 5.9 and, in addition, shall use all reasonable efforts to have any such decree, ruling, injunction or order vacated, except as otherwise contemplated by this Agreement.

                 (e) ACCOUNTANTS' LETTER. Parent and Tide West shall have received a letter from Arthur Andersen & Co., immediately prior to the Effective Date, in form and substance reasonably satisfactory to each of Parent and Tide West, dated as of the Effective Date, which letter shall address matters as are customary for transactions similar to those contemplated in this Agreement.

                 (f) NYSE LISTING. The shares of Parent Common Stock issuable pursuant to the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

         6.2 CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER SUB. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Parent and Merger Sub:

                 (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Tide West set forth in Article 3 shall be true and correct in all material respects as of the Closing Date as though made on and as of that time, and Parent shall have received a certificate signed by the chief executive officer of Tide West to such effect; provided, however, that the condition set forth in this Section 6.2(a) shall be deemed to be satisfied even if one or more of such representations and warranties (without giving effect to the individual materiality thresholds otherwise included as a part of such representations and warranties) are not true and correct, so long as the failure of such representations and warranties (without giving effect to the individual materiality thresholds otherwise included as a part of such representations and warranties) to be true and correct (in the aggregate) does not result in (i) damages or losses to Parent, (ii) a net reduction in the aggregate value of the assets of the Tide West Companies (with respect to Ownership Interests, as determined by reference to the Allocated Values) or
(iii) reduction in the aggregate net value of the assets of the Tide West Companies resulting from the items and matters set forth in Section 3.13 of the DISCLOSURE SCHEDULE, in an aggregate amount for clauses (i), (ii) and (iii) (the "FAILURE AMOUNT") that exceeds $10,000,000; provided, that to the extent the Failure Amount exceeds $5,000,000, the aggregate cash portion of the consideration to be paid to the holders of shares of Tide West Common Stock in connection with the Merger shall be reduced by an amount (not to exceed $5,000,000) by which the Failure Amount exceeds $5,000,000 (and the Cash Consideration per share of Tide West Common Stock shall be proportionately reduced); provided further, that to the extent the Failure Amount exceeds $10,000,000, Parent may elect to close the Merger after effecting the reduction contained in the immediately preceding proviso.

                 (b) PERFORMANCE OF COVENANTS AND AGREEMENTS BY TIDE WEST. Tide West shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed by the chief executive officer of Tide West to such effect.

                 (c) LETTERS FROM TIDE WEST AFFILIATES. Parent shall have received from each Person named in the list referred to in Section 5.10 an executed copy of the agreement described in Section 5.10.

                 (d) NO ADVERSE CHANGE. From the date of this Agreement through the Closing, there shall not have occurred any change in the condition (financial or otherwise), operations or business of any of the Tide West Companies that would have or would be reasonably likely to have a Material Adverse Effect on Tide West (other than changes, including changes in commodity prices, generally affecting the oil and gas industry).

                 (e)      FAIRNESS OPINION.  The fairness opinion described in
Section 5.6(a) shall not have been withdrawn, revoked, or modified.

                 (f) TAX OPINION. The tax opinion described in Section 5.6(b) shall not have been withdrawn, revoked or modified.

                 (g) DISSENTING STOCKHOLDERS. The holders of no more than three percent of the Tide West Common Stock shall have exercised their right to dissent from the Merger under the DGCL.

                 (h) LEGAL OPINION. Parent and Merger Sub shall have received an opinion of Conner & Winters, a Professional Corporation, counsel for Tide West, dated the Closing Date, in form and substance reasonably acceptable to Parent, covering the subjects set forth in Sections 3.1, 3.2, 3.3, 3.4 and 3.5.

         6.3 CONDITIONS TO OBLIGATION OF TIDE WEST. The obligation of Tide West to effect the Merger is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Tide West:

                 (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent and Merger Sub set forth in Article 4 shall be true and correct in all material respects as of the Closing Date as though made on and as of that time, and Tide West shall have received a certificate signed by the chief executive officer or the chief financial officer of Parent to such effect.

                 (b) PERFORMANCE OF COVENANTS AND AGREEMENTS BY PARENT AND MERGER SUB. Parent and Merger Sub shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement at or prior to the Closing Date, and Tide West shall have received a certificate signed by the chief executive officer or the chief financial officer of Parent to such effect.

                 (c)      FAIRNESS OPINION.  The fairness opinion described in
Section 5.5(a) shall not have been withdrawn, revoked, or modified.

                 (d) TAX OPINION. The tax opinion described in Section 5.5(b) shall not have been withdrawn, revoked, or modified.

                 (e) NO ADVERSE CHANGE. From the date of this Agreement through the Closing, there shall not have occurred any change in the condition (financial or otherwise), operations or business of Parent and its subsidiaries that would have or would be reasonably likely to have a Material Adverse Effect on Parent (other than changes, including changes in commodity prices, generally affecting the oil and gas industry).

                 (f) LEGAL OPINION. Tide West shall have received an opinion of the general counsel of Parent, dated the Closing Date, in form and substance reasonably acceptable to Tide West, covering the subjects set forth in Sections 4.1, 4.2, 4.3 and 4.4.

                 (g) MAXIMUM NUMBER OF SHARES. The adjustments to the Cash Consideration and the Conversion Number pursuant to the formulas set forth in Section 2.4(b)(i) (other than the last proviso thereof) would result in the issuance of not more than 7,161,312 shares of Parent Common Stock in connection with the Merger.

                                   ARTICLE 7

                                  TERMINATION

         7.1 TERMINATION RIGHTS. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the Tide West Proposal by the stockholders of Tide West:

                 (a)      By mutual written consent of Parent and Tide West;

                 (b) By either Tide West or Parent if (i) the Merger has not been consummated by July 31, 1996 (provided, however, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any party whose breach of any representation or warranty or failure to perform any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); (ii) any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable (provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any party until such party has used all reasonable efforts to remove such injunction, order or decree); or (iii) the Tide West Proposal shall not have been approved by the required vote of (A) the Tide West stockholders at the Tide West Meeting or at any adjournment thereof, or (B) the Parent stockholders at the Parent Meeting or at any adjournment thereof;

                 (c) By Parent if (i) there has been a breach of the representations and warranties made by Tide West in Article 3 of this Agreement (provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this clause (i) unless Parent has given Tide West at least 30 days prior notice of such breach, Tide West has failed to cure such breach within such 30-day period, and the condition described in Section 6.2(a), other than the provision thereof relating to the certificate signed by the chief executive officer of Tide West, would not be satisfied if the Closing were to occur on the day on which Parent gives Tide West notice of such termination); or (ii) Tide West has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement and such failure has not been, or cannot be, cured within a reasonable time after notice and demand for cure thereof;

                 (d) By Tide West if (i) there has been a breach of the representations and warranties made by Parent and Merger Sub in Article 4 of this Agreement (provided, however, that Tide West shall not be entitled to terminate this Agreement pursuant to this clause (i) unless Tide West has given Parent at least 30 days prior notice of such breach, Parent has failed to cure such breach within such 30-day period, and the condition described in Section 6.3(a), other than the provision thereof relating to the certificate signed by the chief executive officer of Parent, would not be satisfied if the Closing were to occur on the day on which Tide West gives Parent notice of such termination); or (ii) Parent or Merger Sub has failed to comply in any material respect with any of its respective covenants or agreements contained in this Agreement, and, in either such case, such breach or failure has not been, or cannot be, cured within a reasonable time after notice and a demand for cure thereof;

                 (e) By Tide West if (i) Tide West is prepared to enter into a binding definitive agreement to effect an Alternative Transaction; and
(ii) Tide West has given Parent at least three business days' prior notice of its intention to terminate this Agreement pursuant to this Section 7.1(e) (along with a description of all relevant terms and conditions of such Alternative Transaction), during which period Parent shall have the opportunity to propose amendments or modifications to the terms of the Merger; or

                 (f) By Parent if the board of directors of Tide West shall have failed to recommend adoption of the Tide West Proposal at the time the Proxy Statement/Prospectus is first mailed to stockholders of Tide West or shall have amended or withdrawn any such recommendation and such recommendation is not reinstated in its prior form within five business days after such amendment or withdrawal.

         7.2 EFFECT OF TERMINATION. If this Agreement is terminated by either Tide West or Parent pursuant to the provisions of Section 7.1, this Agreement shall forthwith become void except for, and there shall be no further obligation on the part of any party hereto or its respective Affiliates, directors, officers, or stockholders except pursuant to, the provisions of Sections 5.3(c) (but only to the extent of the confidentiality and indemnification provisions contained therein), 5.7(c), 5.7(d), 5.13 and 7.3,
Article 8 and the Confidentiality Agreement (which shall continue pursuant to their terms); provided, however, that a termination of this Agreement shall not relieve any party hereto from any liability for damages incurred as a result of a breach by such party of its representations, warranties, covenants, agreements or other obligations hereunder occurring prior to such termination.

         7.3 FEES AND EXPENSES. If this Agreement is terminated pursuant to Section 7.1(e) or (f), Tide West shall promptly, but in no event later than one business day after termination of this Agreement, pay to Parent a fee equal to $5,000,000 in same day funds, plus interest on such amount from the date payable until paid at a rate of eight percent per annum.

                                   ARTICLE 8

                                 MISCELLANEOUS

         8.1 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations or warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger.

         8.2 AMENDMENT. This Agreement may be amended by the parties hereto at any time before or after approval of the Tide West Proposal by the stockholders of Tide West; provided, however, that after any such approval, no amendment shall be made that by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by a written instrument signed on behalf of each of the parties hereto.

         8.3 NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and either delivered personally, by facsimile transmission or by registered or certified mail (postage prepaid and return receipt requested) and shall be deemed given when received (or, if mailed, five business days after the date of mailing) at the following addresses or facsimile transmission numbers (or at such other address or facsimile transmission number for a party as shall be specified by like notice):

                 (a) If to Parent or Merger Sub: HS Resources, Inc., One Maritime Plaza, 15th Floor, San Francisco, CA 94111, Attention: Chief Executive Officer (facsimile transmission number: 415-433-5811), with a copy (which shall not constitute notice) to HS Resources, Inc., 1999 Broadway, Suite 3600, Denver, CO 80202, Attention: General Counsel (facsimile transmission number: 303-296-3601.

                 (b) If to Tide West: Tide West Oil Company, 6666 South Sheridan, Suite 250, Tulsa, Oklahoma 74133-1750, Attention: Philip B. Smith, President (facsimile transmission number: 918-481-0992), with a copy (which shall not constitute notice) to Robert A. Curry, Conner & Winters, 2400 First Place Tower, 15 East 5th Street, Tulsa, Oklahoma 74103 (facsimile transmission number: 918-586-8548).

         8.4 COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

         8.5 SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

         8.6 ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES. This Agreement (together with the Confidentiality Agreement and the documents and instruments delivered by the parties in connection with this Agreement) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; and (b) except as provided in Article 2 or Section 5.3(c), 5.15 or 5.16, is solely for the benefit of the parties hereto and their respective successors, legal representatives and assigns and does not confer on any other person any rights or remedies hereunder.

         8.7 APPLICABLE LAW. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         8.8 NO REMEDY IN CERTAIN CIRCUMSTANCES. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes this Agreement impossible to perform, in which case this Agreement shall terminate pursuant to Article 7. Except as otherwise contemplated by this Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent Governmental Authority, such party shall not incur any liability or obligation unless such party breached its obligations under
Section 5.9 or did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

         8.9 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any newly-formed direct or indirect wholly-owned corporate subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

         8.10 WAIVERS. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive performance of any of the covenants or agreements, or satisfaction of any of the conditions, contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereof shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provisions hereof.

         8.11 CONFIDENTIALITY AGREEMENT. Parent agrees to be bound by the terms of the Confidentiality Agreement as if it were a party thereto. The Confidentiality Agreement shall remain in full force and effect following the execution of this Agreement until terminated as described in Section 7.2, is hereby incorporated herein by reference and shall constitute a part of this Agreement for all purposes; provided, however, that any standstill provisions contained therein will, effective as of the Closing, be deemed to have been waived to the extent necessary for the parties to consummate the Merger in accordance with the terms of this Agreement. Any and all information received by Parent pursuant to the terms and provisions of this Agreement shall be governed by the applicable terms and provisions of the Confidentiality Agreement.

         8.12 INCORPORATION. Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives, on the date first written above.


"Tide West"                               "Parent"

TIDE WEST OIL COMPANY                     HS RESOURCES, INC.



By:  /s/ ROBERT H. MASE                   By: /s/ P. MICHAEL HIGHUM
   -------------------------                 -------------------------
         Robert H. Mase                           P. Michael Highum
         Vice President                           President

                                          "Merger Sub"

                                          HSR ACQUISITION, INC.


                                          By: /s/ P. MICAHEL HIGHUM
                                             -------------------------
                                                  P. Michael Highum
                                                  President

                                                                       EXHIBIT B


                          AGREEMENT TO VOTE AND PROXY


            THIS AGREEMENT TO VOTE AND PROXY (this "Agreement") dated as of February 25, 1996, is by and between Natural Gas Partners, L.P., a Delaware limited partnership ("Stockholder"), and HS Resources, Inc., a Delaware corporation ("Purchaser").


                                    RECITALS

            A. Purchaser, HSR Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser ("Sub"), and Tide West Oil Company, a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), pursuant to which the Company shall be merged with and into Sub (the "Merger").

            B. As of the date hereof, Stockholder owns 4,550,000 shares, or approximately 46.49%, of the outstanding common stock, par value $.01 per share (the "Common Stock"), of the Company (such shares of Common Stock and any additional shares of Common Stock owned in the future by Stockholder being herein referred to as the "Shares").

            C. In consideration of Purchaser's agreement to enter into the Merger Agreement and provide Stockholder with representation on the Board of Directors of Purchaser, Stockholder (i) agrees to vote the Shares in favor of the Merger (subject to the irrevocable proxy provided for in Section 2 hereof (the "Proxy")), and (ii) grants to Purchaser the Proxy covering the Shares to vote in favor of the Merger, all in accordance with the terms set forth in this Agreement.


                                   AGREEMENT

            NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

            1.     Voting Agreement.

                   1.1 Agreement to Support Merger. Stockholder agrees to vote the Shares in favor of the Merger, pursuant to the terms of the Merger Agreement, at the Tide West Meeting (as defined in the Merger Agreement).

                   1.2 Applicability of Voting Agreement. The voting agreement contained in Section 1.1 shall apply to the Shares whether or not owned by Stockholder.

            2. Proxy With Respect to Shares. Stockholder hereby irrevocably appoints Purchaser as its attorney and proxy, with full power of substitution, to vote in such manner as such attorney and proxy or its substitute shall, in its sole discretion, deem proper, and otherwise act with respect to all of the Shares which it is entitled to vote at any meeting of stockholders (whether annual or special and whether or not an adjourned meeting) of the Company; provided, however, that Stockholder grants a proxy hereunder only with respect to the following matters that may be presented to the stockholders of the Company (the "Designated Matters"): (i) votes with respect to the Merger and the Merger Agreement; (ii) votes with respect to any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; (iii) votes with respect to any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger and the Merger Agreement, including, but not limited to, (a) any reorganization or liquidation involving the Company, (b) any change in the board of directors of the Company, except as otherwise agreed to in writing by Purchaser, or (c) any material change in the present capitalization of the Company; (iv) votes relating to any other material change in the corporate structure or business of the Company; and (v) votes in favor and approval of the matter Stockholder has agreed to vote in favor of in Section 1.1 hereof. This proxy is irrevocable, is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration of and as an inducement to cause Purchaser to enter into the transactions contemplated by the Merger Agreement. This proxy shall revoke any other proxy granted by Stockholder at any time with respect to the Shares and no subsequent proxies will be given by Stockholder with respect to the Shares while the Proxy is in effect. In addition, if subsequent to the date hereof Stockholder is entitled to vote the Shares for any purpose, it shall take all actions necessary to vote the Shares pursuant to instructions received from Purchaser; provided, however, that the provisions of this sentence shall only apply to the Designated Matters. This proxy shall apply to the Shares whether or not owned by Stockholder.

            3.     Election of Directors.

                   (a) Subject to compliance with applicable law, upon consummation of the Merger, so long as Stockholder owns at least 50% of the shares of Purchaser's common stock ("Purchaser's Common Stock") which are acquired by Stockholder in the Merger (the "HSR Shares"), calculated without regard to any shares of Purchaser's Common Stock, or warrants to purchase such shares, previously owned by Stockholder, Stockholder shall be entitled to designate one (1) person to be a member of Purchaser's board of directors. The person who may be designated by Stockholder pursuant to this Section 3 shall herein be referred to as the "Stockholder Designee." Purchaser shall have the right to approve the Stockholder Designee, which approval shall not be unreasonably withheld. The parties hereto acknowledge that Kenneth A. Hersh, who is currently a member of Purchaser's board of directors, is not considered to be the Stockholder Designee. Immediately subsequent to the Merger, Purchaser shall take such action as is required under its certificate of incorporation and bylaws to (i) increase the size of Purchaser's board of directors by one (1) and will elect, or will cause to be elected, to fill the vacancy so created, a Stockholder Designee. Stockholder hereby undertakes and agrees that, not later than 20 days prior to the date the Proxy Statement/Prospectus (as defined in the Merger

Agreement) is first mailed to the Company's stockholders or Purchaser's stockholders, whichever is earlier, Stockholder shall furnish to Purchaser for inclusion in the Proxy Statement/Prospectus the name of the Stockholder Designee, and such other information with respect to the Stockholder Designee as is required to comply with the applicable requirements of Regulation S-K with respect to such Stockholder Designee. Any vacancy created by the resignation or removal of any Stockholder Designee shall be designated by Stockholder (to the extent that Stockholder would then be entitled to designate such Stockholder Designee based on Stockholder's then ownership of Purchaser's Common Stock as calculated above); provided, however, Purchaser shall have the right to approve the person to fill such vacancy, which approval shall not be unreasonably withheld.

            4. Legends. The stock certificates representing the Shares shall bear the following legend until the voting agreement contained in Section
1.1 terminates:

            "The shares represented by this Certificate are subject to voting agreements and proxies pursuant to an Agreement to Vote and Proxy dated February 25, 1996, between Natural Gas Partners, L.P. and HS Resources, Inc., and any amendments thereto. A copy of such agreement is on file at the principal place of business of Tide West Oil Company and a copy will be provided to the holder hereof at no cost upon written request to the corporate secretary of the Company."

            5. Representations and Warranties of Stockholder. Stockholder represents and warrants to Purchaser as follows:

                   5.1 Ownership of Shares. On the date hereof, the Shares are all of the shares of the Company's Common Stock currently beneficially owned by Stockholder. Stockholder does not have any rights to acquire any additional shares of the Company's Common Stock. Until the termination of this Agreement, Stockholder shall not sell or otherwise transfer any of the Shares. Stockholder has good, valid and marketable title to the Shares, free and clear of all liens, encumbrances, restrictions, options, warrants, rights to purchase and claims of every kind (other than the encumbrances created by this Agreement, bona fide loan transactions, restrictions on transfer under applicable Federal and state securities laws and a Stockholder's Agreement dated November 19, 1992, among Stockholder and certain senior executives and stockholders of the Company).

                   5.2 Power; Binding Agreement. Stockholder has the full legal right, power and authority to enter into and perform all of Stockholder's obligations under this Agreement. The board of directors of the Company has taken all necessary action to approve the transactions contemplated by this Agreement pursuant to Section 203(a) of the Delaware General Corporation Law. The execution and delivery of this Agreement by Stockholder has been authorized by Stockholder and will not violate any other agreement to which Stockholder is a party, including, without limitation, any voting agreement, stockholders agreement, voting trust or proxy. This Agreement has been duly executed and delivered by Stockholder and constitutes a legal, valid and binding agreement of Stockholder, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws, now or hereafter in effect affecting creditors' rights and remedies generally or general principles of equity. Neither the execution or delivery of this Agreement nor the consummation by Stockholder of the transactions contemplated hereby will (i) require any consent or approval of or filing with any governmental or other regulatory body except for filings on Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (ii) constitute a violation of, conflict with or constitute a default under, any contract, commitment, agreement, understanding, arrangement or other restriction of any kind to which Stockholder is a party or by which Stockholder is bound.

                   5.3 Absence of Certain Agreements. Neither Stockholder nor any of its representatives has entered into any agreement, letter of intent or similar agreement (whether written or oral) with any party other than Purchaser whereby Stockholder has agreed to support, directly or indirectly, any proposal or offer (whether or not in writing and whether or not delivered to the stockholders of the Company generally) for a merger or other business combination involving the Company or to acquire in any manner, directly or indirectly, a material equity interest in, any voting securities of, or a substantial portion of the assets of the Company, other than the transactions contemplated by the Merger Agreement.

                   5.4 Finder's Fees. No person is, or will be, entitled to any commission or finder's fees from Stockholder in connection with this Agreement or the transactions contemplated hereby exclusive of any commission or finder's fees referred to in the Merger Agreement.

            6. Termination. This Agreement (other than Sections 3, 7, 8 and 9.3) shall terminate on the earliest of:

                          (a)   the date on which Purchaser and Stockholder
mutually consent to terminate this Agreement in writing;

                          (b)   upon the consummation of the transactions
contemplated by the Merger Agreement; or

                          (c)   prior to the consummation of the transactions
contemplated by the Merger Agreement, upon the termination of the Merger Agreement pursuant to its terms.

            7. Expenses. Each party hereto will pay all of its expenses in connection with the transactions contemplated by this Agreement.

            8. Confidentiality. Stockholder recognizes that consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to these matters, and that the Company has executed a Confidentiality Agreement with respect to the transactions contemplated by the Merger Agreement. In this connection, pending public disclosure, Stockholder agrees that it will be bound by the terms of such Confidentiality Agreement, except for filings required pursuant to the Exchange Act and the rules and regulations thereunder or disclosures Stockholder's legal counsel advises in writing are necessary in order to fulfill Stockholder's obligations imposed by law, in which events Stockholder shall give prompt prior written notice of such disclosure to Purchaser.

            9.     Certain Covenants of Stockholder.

                   9.1 No Shop. Except in accordance with the provisions of this Agreement, Stockholder agrees, while this Agreement is in effect, not to directly or indirectly:

                          (a)   sell, transfer, pledge, encumber, assign or
otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares;

                          (b)   grant any proxies, deposit any Shares into a
voting trust or enter into a voting agreement with respect to the Shares; or

                          (c)   take any action which would, if taken by the
Company, constitute a violation of Section 5.4 of the Merger Agreement.

                   9.2 Notice re Additional Shares. Stockholder agrees, while this Agreement is in effect, to notify Purchaser promptly of the number of any shares of the Company's Common Stock acquired by Stockholder after the date hereof.

                   9.3 Lock-up of Purchaser's Common Stock. Stockholder agrees not to make any sale, transfer or other disposition of any shares of Purchaser's Common Stock for one year from the date such shares are received by Stockholder pursuant to the Merger.

            10. Notices. All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided here) and shall be deemed duly given when received by delivery in person, by telecopy or by certified mail, postage prepaid, or by an overnight courier service, addressed as follows:

            If to Purchaser:

                   HS Resources, Inc.
                   One Maritime Plaza, 15th Fl.
                   San Francisco, CA  94111
                   Attn:  Chief Executive Officer
                   with copies to:

                   HS Resources, Inc.
                   1999 Broadway, Suite 3600
                   Denver, CO  80202
                   Attn:  General Counsel

            If to Stockholder:

                   Natural Gas Partners, L.P.
                   777 Main Street, Suite 2700
                   Ft. Worth, TX  76102-5304
                   Attn:  Kenneth A. Hersh

                   with copies to:

                   Conner & Winters
                   2400 First Place Tower
                   15 E. 5th Street
                   Tulsa, OK  74103
                   Attn:  Robert A. Curry

            11. Entire Agreement; Amendment. This Agreement, together with the documents expressly referred to herein, constitute the entire agreement among the parties hereto with respect to the subject matter contained herein and supersede all prior agreements and understandings among the parties with respect to such subject matter. This Agreement may not be modified, amended, altered or supplemented except by an agreement in writing executed by the party against whom such modification, amendment, alteration or supplement is sought to be enforced.

            12. Assigns. This Agreement shall be binding upon, and inure to the benefit of the parties hereto and their respective successors and assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

            13. Governing Law. This Agreement, and all matters relating hereto, shall be governed by, and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

            14. Injunctive Relief. The parties agree that in the event of a breach of any provision of this Agreement, the aggrieved party may be without an adequate remedy at law. The parties therefore agree that in the event of a breach of any provision of this Agreement, the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of such provision, as well as to obtain damages for breach of this Agreement and such aggrieved party may take any such actions without the necessity of posting a bond. By seeking or obtaining such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.

            15. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.

            16. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable such provision shall be interpreted to be only so broad as is enforceable.

            17. Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

            18. Third Party Beneficiaries. Nothing in this Agreement, expressed or implied, shall be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or by reason of this Agreement or any provision contained herein.

            IN WITNESS WHEREOF, Purchaser and Stockholder have each caused this Agreement to be executed by their duly authorized officers as of the date and year first above written.


                                        Parent:
                                        ------

                                        HS RESOURCES, INC.


                                        By:       /s/ P. MICHAEL HIGHUM
                                           -----------------------------------
                                            Name:     P. Michael Highum
                                                 -----------------------------
                                            Title:    President
                                                  ----------------------------


                                        Stockholder:
                                        -----------

                                        NATURAL GAS PARTNERS, L.P.
                                        By:   G.F.W. Energy, L.P.
                                              General Partner


                                        By:       /s/ R. GAMBLE BALDWIN
                                           -----------------------------------
                                                      R. Gamble Baldwin
                                                      General Partner

                                                                       EXHIBIT C


                          AGREEMENT TO VOTE AND PROXY


            THIS AGREEMENT TO VOTE AND PROXY (this "Agreement") dated as of February 25, 1996, is by and between Philip B. Smith ("Stockholder") and HS Resources, Inc., a Delaware corporation ("Purchaser").


                                    RECITALS

            A. Purchaser, HSR Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser ("Sub"), and Tide West Oil Company, a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), pursuant to which the Company shall be merged with and into Sub (the "Merger").

            B. As of the date hereof, Stockholder owns in excess of 344,000 shares, or approximately 3.51%, of the outstanding common stock, par value $.01 per share (the "Common Stock"), of the Company (such shares of Common Stock being herein referred to as the "Shares").

            C. In consideration of Purchaser's agreement to enter into the Merger Agreement, Stockholder (i) agrees to vote the Shares in favor of the Merger (subject to the irrevocable proxy provided for in Section 2 hereof (the "Proxy")), and (ii) grants to Purchaser the Proxy covering the Shares to vote in favor of the Merger, all in accordance with the terms set forth in this Agreement.


                                   AGREEMENT

            NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

            1.     Voting Agreement.

                   1.1 Agreement to Support Merger. Stockholder agrees to vote the Shares in favor of the Merger, pursuant to the terms of the Merger Agreement, at the Tide West Meeting (as defined in the Merger Agreement).

                   1.2 Applicability of Voting Agreement. The voting agreement contained in Section 1.1 shall apply to the Shares whether or not owned by Stockholder.

            2. Proxy With Respect to Shares. Stockholder hereby irrevocably appoints Purchaser as its attorney and proxy, with full power of substitution, to vote in such manner as such attorney and proxy or its substitute shall, in its sole discretion, deem proper, and otherwise act with respect to all of the Shares which it is entitled to vote at any meeting of stockholders (whether annual or special and whether or not an adjourned meeting) of the Company; provided, however, that Stockholder grants a proxy hereunder only with respect to the following matters that may be presented to the stockholders of the Company (the "Designated Matters"): (i) votes with respect to the Merger and the Merger Agreement; (ii) votes with respect to any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; (iii) votes with respect to any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger and the Merger Agreement, including, but not limited to, (a) any reorganization or liquidation involving the Company, (b) any change in the board of directors of the Company, except as otherwise agreed to in writing by Purchaser, or (c) any material change in the present capitalization of the Company; (iv) votes relating to any other material change in the corporate structure or business of the Company; and (v) votes in favor and approval of the matter Stockholder has agreed to vote in favor of in
Section 1.1 hereof. This proxy is irrevocable, is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration of and as an inducement to cause Purchaser to enter into the transactions contemplated by the Merger Agreement. This proxy shall revoke any other proxy granted by Stockholder at any time with respect to the Shares and no subsequent proxies will be given by Stockholder with respect to the Shares while the Proxy is in effect. In addition, if subsequent to the date hereof Stockholder is entitled to vote the Shares for any purpose, it shall take all actions necessary to vote the Shares pursuant to instructions received from Purchaser; provided, however, that the provisions of this sentence shall only apply to the Designated Matters. This proxy shall apply to the Shares whether or not owned by Stockholder.

            3. Legends. The stock certificates representing the Shares shall bear the following legend until the voting agreement contained in Section
1.1 terminates:

            "The shares represented by this Certificate are subject to voting agreements and proxies pursuant to an Agreement to Vote and Proxy dated February 25, 1996, between Philip B. Smith and HS Resources, Inc., and any amendments thereto. A copy of such agreement is on file at the principal place of business of Tide West Oil Company and a copy will be provided to the holder hereof at no cost upon written request to the corporate secretary of the Company."

            4. Representations and Warranties of Stockholder. Stockholder represents and warrants to Purchaser as follows:

                   4.1 Ownership of Shares. Until the termination of this Agreement, Stockholder shall not sell or otherwise transfer any of the Shares. Stockholder has good, valid and marketable title to the Shares, free and clear of all liens, encumbrances, restrictions, options, warrants, rights to purchase and claims of every kind (other than the encumbrances created by this Agreement, bona fide loan transactions, restrictions on transfer under applicable Federal and state securities laws and a Stockholder's Agreement dated

November 19, 1992, among Stockholder and certain senior executives and stockholders of the Company).

                   4.2 Power; Binding Agreement. Stockholder has the full legal right, power and authority to enter into and perform all of Stockholder's obligations under this Agreement. The board of directors of the Company has taken all necessary action to approve the transactions contemplated by this Agreement pursuant to Section 203(a) of the Delaware General Corporation Law. The execution and delivery of this Agreement by Stockholder has been authorized by Stockholder and will not violate any other agreement to which Stockholder is a party, including, without limitation, any voting agreement, stockholders agreement, voting trust or proxy. This Agreement has been duly executed and delivered by Stockholder and constitutes a legal, valid and binding agreement of Stockholder, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws, now or hereafter in effect affecting creditors' rights and remedies generally or general principles of equity. Neither the execution or delivery of this Agreement nor the consummation by Stockholder of the transactions contemplated hereby will (i) require any consent or approval of or filing with any governmental or other regulatory body except for filings on Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (ii) constitute a violation of, conflict with or constitute a default under, any contract, commitment, agreement, understanding, arrangement or other restriction of any kind to which Stockholder is a party or by which Stockholder is bound.

                   4.3 Absence of Certain Agreements. Neither Stockholder nor any of his representatives has entered into any agreement, letter of intent or similar agreement (whether written or oral) with any party other than Purchaser whereby Stockholder has agreed to support, directly or indirectly, any proposal or offer (whether or not in writing and whether or not delivered to the stockholders of the Company generally) for a merger or other business combination involving the Company or to acquire in any manner, directly or indirectly, a material equity interest in, any voting securities of, or a substantial portion of the assets of the Company, other than the transactions contemplated by the Merger Agreement.

                   4.4 Finder's Fees. No person is, or will be, entitled to any commission or finder's fees from Stockholder in connection with this Agreement or the transactions contemplated hereby exclusive of any commission or finder's fees referred to in the Merger Agreement.

            5. Termination. This Agreement (other than Sections 3, 6, 7 and 8.3) shall terminate on the earliest of:

                          (a)   the date on which Purchaser and Stockholder
mutually consent to terminate this Agreement in writing;

                          (b)   upon the consummation of the transactions
contemplated by the Merger Agreement; or

                          (c)   prior to the consummation of the transactions
contemplated by the Merger Agreement, upon the termination of the Merger Agreement pursuant to its terms.

            6. Expenses. Each party hereto will pay all of his or its expenses in connection with the transactions contemplated by this Agreement.

            7. Confidentiality. Stockholder recognizes that consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to these matters, and that the Company has executed a Confidentiality Agreement with respect to the transactions contemplated by the Merger Agreement. In this connection, pending public disclosure, Stockholder agrees that he will be bound by the terms of such Confidentiality Agreement, except for filings required pursuant to the Exchange Act and the rules and regulations thereunder or disclosures Stockholder's legal counsel advises in writing are necessary in order to fulfill Stockholder's obligations imposed by law, in which events Stockholder shall give prompt prior written notice of such disclosure to Purchaser.

            8.     Certain Covenants of Stockholder.

                   8.1 No Shop. Except in accordance with the provisions of this Agreement, Stockholder agrees, while this Agreement is in effect, not to directly or indirectly:

                          (a)   sell, transfer, pledge, encumber, assign or
otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares;

                          (b)   grant any proxies, deposit any Shares into a
voting trust or enter into a voting agreement with respect to the Shares; or

                          (c)   take any action which would, if taken by the
Company, constitute a violation of Section 5.4 of the Merger Agreement.

                   8.2 Notice re Additional Shares. Stockholder agrees, while this Agreement is in effect, to notify Purchaser promptly of the number of any shares of the Company's Common Stock acquired by Stockholder after the date hereof.

                   8.3 Lock-up of Purchaser's Common Stock. Stockholder agrees not to make any sale, transfer or other disposition of any shares of Purchaser's Common Stock for one year from the date such shares are received by Stockholder pursuant to the Merger.

            9. Notices. All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided here) and shall be deemed duly given when received by delivery in person, by telecopy or by certified mail, postage prepaid, or by an overnight courier service, addressed as follows:

            If to Purchaser:

                   HS Resources, Inc.
                   One Maritime Plaza, 15th Fl.
                   San Francisco, CA  94111
                   Attn:  Chief Executive Officer

                   with copies to:

                   HS Resources, Inc.
                   1999 Broadway, Suite 3600
                   Denver, CO  80202
                   Attn:  General Counsel


            If to Stockholder:

                   Philip B. Smith
                   2902 East 31st Street
                   Tulsa, OK 74105

                   with copies to:

                   Conner & Winters
                   2400 First Place Tower
                   15 E. 5th Street
                   Tulsa, OK  74103
                   Attn:  Robert A. Curry

            10. Entire Agreement; Amendment. This Agreement, together with the documents expressly referred to herein, constitute the entire agreement among the parties hereto with respect to the subject matter contained herein and supersede all prior agreements and understandings among the parties with respect to such subject matter. This Agreement may not be modified, amended, altered or supplemented except by an agreement in writing executed by the party against whom such modification, amendment, alteration or supplement is sought to be enforced.

            11. Assigns. This Agreement shall be binding upon, and inure to the benefit of the parties hereto and their respective successors and assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

            12. Governing Law. This Agreement, and all matters relating hereto, shall be governed by, and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

            13. Injunctive Relief. The parties agree that in the event of a breach of any provision of this Agreement, the aggrieved party may be without an adequate remedy at law. The parties therefore agree that in the event of a breach of any provision of this Agreement, the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of such provision, as well as to obtain damages for breach of this Agreement and such aggrieved party may take any such actions without the necessity of posting a bond. By seeking or obtaining such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.

            14. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.

            15. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable such provision shall be interpreted to be only so broad as is enforceable.

            16. Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

            17. Third Party Beneficiaries. Nothing in this Agreement, expressed or implied, shall be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or by reason of this Agreement or any provision contained herein.

            IN WITNESS WHEREOF, Purchaser and Stockholder have each executed or caused this Agreement to be executed by their duly authorized officers as of the date and year first above written.

                                        Parent:
                                        ------

                                        HS RESOURCES, INC.


                                        By: /s/ P. MICHAEL HIGHUM
                                           --------------------------------
                                            Name: P. Michael Highum
                                                 --------------------------
                                            Title: President
                                                  -------------------------


                                        Stockholder:
                                        -----------




                                        /s/ PHILIP B. SMITH
                                        -----------------------------------
                                        Philip B. Smith





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